As filed with the Securities and Exchange Commission on April 18, 1997
                                             Registration No.  333-1783
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549
                    Post-Effective Amendment No. 1
                               to the
                   FORM S-1 REGISTRATION STATEMENT
                                Under
                      The Securities Act of 1933

                    KEYPORT LIFE INSURANCE COMPANY
        (Exact name of registrant as specified in its charter)

                   Rhode Island                      05-0302931
          (State or other Jurisdiction of         (I.R.S. Employer
           incorporation or organization)          Identification
                                                   Number)

                                 6355
       (Primary Standard Industrial Classification Code Number)


                           125 High Street
                     Boston, Massachusetts  02110
               (Address of Principal Executive Office)


                   Bernard R. Beckerlegge, Esquire
              Senior Vice President and General Counsel
                            (617) 526-1610
      (Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public. As soon as practicable following effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
=======================================================================
                   CALCULATION OF REGISTRATION FEE

                                      Proposed  Proposed
                                      Maximum   Maximum
Title of Each Class                   Offering  Aggregate Amount of
of Securities to be   Amount to       Price Per Offering  Registration
   Registered       Be Registered(1)  Unit(1)   Price(2)      Fee

Deferred Group
Annuity contracts                                            $100(3)
and Participating
Interests therein
(1) The amount being registered and the proposed maximum offering price per unit is not applicable in that these contracts are not issued in predetermined amounts or units.

(2) The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee.

(3) $100 paid with initial registration. Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus contained herein includes $300,000,000 aggregate amount of Deferred Annuity Contracts and Participating Interests therein covered by Registration Statements on Form S-1, File Nos. 333-3630 and 33-28313, for which a total filing fee of $40,000 was paid.

                   KEYPORT LIFE INSURANCE COMPANY
                  Cross Reference Sheet Pursuant to
                     Regulation S-K, Item 501(b)

       Form S-1 Item Number and Caption        Heading in Prospectus

1.   Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus                      Outside Front Cover Page
2.   Inside Front and Outside Back
     Cover Pages of Prospectus               Inside Front Cover
3.   Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges                        Summary; Accumulation
                                             Period
4.   Use of Proceeds                         Investments by Keyport
5.   Determination of Offering Price         Description of Contracts
                                             and Certificates
6.   Dilution                                Not Applicable
7.   Selling Security Holders                Not Applicable
8.   Plan of Distribution                    Distribution of
                                             Certificate
9.   Description of Securities to
     be Registered                           Description of Contracts
                                             and Certificates
10.  Interests of Named Experts
     and Counsel                             Experts; Legal Matters

11.  Information with Respect to
     the Registrant                          The Company; Company
                                             Management; Executive
                                             Compensation;
                                             Financial      Statements;
                                             Legal Proceedings

12.  Disclosure of Commission
     Position on Indemnification
     for Securities Act Liabilities               See Part II, Item 17

                             KEYPORT KEYSELECT
                                PROSPECTUS


                                May 1, 1997


                              Distributed by:
                     Keyport Financial Services Corp.
                  125 High Street, Boston, MA 02110-2712

                              [Keyport logo]

                                Issued by:
                      Keyport Life Insurance Company
                  125 High Street, Boston, MA 02110-2712

            Service Hotline 800-367-3653  Keyline 800-367-3654

    Keyport Logo is a registered service mark of Keyport Life Insurance
                                 Company.


                                KSMVAP 5/97

                    GROUP AND INDIVIDUAL SINGLE PREMIUM
                             ANNUITY CONTRACTS

                      Keyport Life Insurance Company
                    Executive & Administrative Offices
               125 High Street, Boston, Massachusetts 02110
                              (617) 526-1400

                                  SUMMARY
This prospectus describes participating interests in group and individual deferred annuity contracts ("Contract(s)") which are designed and offered by Keyport Life Insurance Company ("Keyport") to provide retirement benefits for eligible individuals. Eligible individuals include persons who participate in certain trusts or in certain plans established for eligible individuals and members of eligible groups. Eligible individuals may also include persons who collectively form a group of employees of an employer. As required by certain states, the Contracts may

 (This "SUMMARY" section continues on page 2.)

  The Contract may be sold by or through banks or other depository institutions. The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested, as described below.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH INFORMATION A PROSPECTIVE CERTIFICATE OWNER SHOULD KNOW BEFORE PURCHASING A CERTIFICATE OR ENROLLING. THIS PROSPECTUS SHOULD BE RETAINED FOR FURTHER REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED BY KEYPORT TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.

THESE SECURITIES MAY BE SUBJECT TO A SUBSTANTIAL SURRENDER CHARGE AND/OR MARKET VALUE ADJUSTMENT IF NOT HELD TO THE END OF A TERM, AS DESCRIBED BELOW. SURRENDER OF THESE SECURITIES AT OTHER TIMES COULD RESULT IN THE RECEIPT OF LESS THAN THE CERTIFICATE OWNER'S ORIGINAL SINGLE PREMIUM.

The date of this Prospectus is May 1, 1997.

be offered as Individual Contracts.

Allocated and Non-Allocated Certificates are issued under Group Contracts. With Allocated Certificates, each individual's interest is separately accounted for and is held in a specific account established for that individual. Each participant in a Non-Qualified plan and in certain Qualified Plans will be issued an Allocated Certificate evidencing participation in a Group Contract and will have a 100% vested interest in all values credited to the participant's account. Under certain
Certificates issued with respect to Qualified Plans ("Non-Allocated Certificates"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single account will be established and held on behalf of all participants in the Plan on a non-allocated basis.

Unless  otherwise  noted  or  the context so requires,  all  references  to
"Certificates"   include  Group  Contracts,  Allocated  and   Non-Allocated
Certificates issued thereunder, and Individual Contracts.

A Single Premium of at least $5,000 per Certificate Owner's Account must accompany the Certificate application or the Enrollment Form for a participant under an Allocated Certificate. A Single Premium of $500,000 or more requires Keyport's approval. No premium needs to accompany the Group Contract application. The Single Premium is the only premium payment permitted or required with respect to a particular Certificate. Eligible individuals, however, may purchase more than one Certificate. (See "Enrollment Forms and Premium Payments", page 8.)

The premium payment credited to a Certificate Owner's Account becomes part of the assets of Keyport. Keyport owns its General Account and Separate Account assets, and generally intends to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. Keyport may also invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge its obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge its exposure to changes in interest rates. (See "Investments by Keyport", page 15 and "The Separate Account", page 16.)

The Certificate provides that the Single Premium may be allocated to one of two types of accounts, Interest Accounts and Indexed Accounts, of varying durations ("Terms"). As required by certain states, the Indexed Account is not available under Certificates issued for those states.

Interest is credited to Interest Accounts at a fixed rate set and guaranteed at the beginning of the Term for the duration of the Term. Interest is credited to Interest Accounts on an annual compound guaranteed interest basis for the entire duration of the selected Term. This means that Keyport adds interest to the amount invested, so that credited interest may earn interest. (See "Interest Accounts", page 8.)

Interest credited to Indexed Accounts ("Index Increases") is calculated by reference to fixed interest rate factors, set and guaranteed at the beginning of the Term for the duration of the Term, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index (the "Index") using a formula set forth in the Certificate. If the publication of the Index is discontinued or the calculation of the Index is changed substantially, Keyport will substitute a suitable index. Index Increases are based on a percentage of the percentage increase in the Index since the beginning of the Term. Index Increases are calculated and credited proportionately over the selected Term at each Account Anniversary. The total Index Increases that may be credited to an Indexed Account during a Term are subject to a maximum and minimum limit, both of which are set and guaranteed at the beginning of the Term. The minimum may never be less than zero. Thus, the Indexed Account Value will never decrease to reflect declines in the value of the Index since the beginning of the Term or from Account Anniversary to Account Anniversary. (See "Indexed Accounts", page 9.) The amount of Index Increases credited to an Indexed Account may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term. Moreover, it is possible that no Index Increases will be credited at Account Anniversaries, if the Index on any of the Account Anniversaries in the Term does not exceed its value at the beginning of the Term. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.)

The Certificate also provides for a minimum value to be used in certain circumstances instead of the Indexed Account Value to calculate benefits under a Certificate. This value, called the Certificate Value, is equal to:
90% of the Single Premium; plus any Excess Interest Credits (as described below); less any amounts withdrawn by the Certificate Owner in a partial surrender, such amounts being reduced by any applicable Surrender Charge; plus, if the Account Value has ever been transferred, a positive or negative amount reflecting the effect of any applicable Market Value Adjustment on the Account Value at the time of the transfer; plus interest credited on the foregoing at an annual guaranteed rate of 3% per year. In addition, on each Account Anniversary and at the time of a transfer, additional interest, i.e., an "Excess Interest Credit", may be credited to the Certificate Value, such that the total interest credited to the Certificate Value will equal the total interest and/or Index Increases ever credited to the Certificate Owner's Account. The amount used to calculate death benefits, withdrawal amounts, and annuity values will never be less than the Certificate Value (subject to an adjustment to reflect the effect of any applicable Market Value Adjustment on the corresponding Account Value). If at the end of a Term the Indexed Account Value is less than the Certificate Value, Keyport will credit interest to the Indexed Account so that its value will equal the Certificate Value. (See "Certificate Value", page 10, "Indexed Accounts," page 9.)

Initial Terms of one, three, five, six, seven, and ten (Interest Account only) years are currently available. Keyport may discontinue offering terms of certain durations or offer Terms of other durations from time to time. The interest rates and interest rate factors declared by Keyport may vary depending on the duration of the Term. Keyport should be contacted to determine the Terms currently being offered. Subject to contractual provisions and any applicable Surrender Charge and Market Value Adjustment, a Certificate Owner may transfer from one type of Account to the other and/or to Terms of greater or lesser duration.

Factors in Determining Guaranteed Interest Rates and Guaranteed Interest Rate Factors

The level of Guaranteed Interest Rates and Guaranteed Interest Rate Factors set by Keyport for Terms of a particular duration will depend on a variety of factors, including the interest rates generally available on the types of instruments in which Keyport will invest Certificate Owners' premium payments, the duration of the Term, regulatory and tax requirements, sales commissions and expenses borne by Keyport, general economic trends, and competitive factors.

Risk

The interest and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

AN INHERENT RISK IS THAT IN THE EVENT OF A SURRENDER PRIOR TO THE END OF THE APPLICABLE TERM, THE MARKET VALUE ADJUSTMENT MIGHT EFFECT A REDUCTION IN THE VALUE OF A CERTIFICATE OWNER'S ACCOUNT. ON THE OTHER HAND, THE OPPOSITE MAY PROVE TO BE TRUE. (See "Market Value Adjustment", page 13.)

KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED RATES AND FACTORS. (See
"Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.)

Renewal of Terms

At the end of each Term, a subsequent Term of the same type of Account (Interest or Indexed) of one-year's duration will begin, unless, within the thirty (30) day period before the end of the Term, the Certificate Owner instructs Keyport otherwise. The Certificate Owner will have the opportunity to apply the Account Value to an Interest or Indexed Account that has a Term of any duration then offered. (See "Renewal Terms", page 10.)

Surrenders: Partial or Total

Subject to certain restrictions, partial and total surrenders of a Certificate Owner's Account Value are permitted. Such surrenders may be subject to a Surrender Charge and/or a Market Value Adjustment. Except as described below, the Surrender Charge will be deducted from any partial or total surrender made before the end of a Term. The Surrender Charge will be calculated as a percentage of the gross amount being surrendered in excess of the Free Withdrawal Amount (as explained below), before the addition or deduction of any applicable Market Value Adjustment. The applicable percentage will decline depending on the number of years (rounded up) remaining until the end of the Term. The current maximum is 7% for surrenders with seven (7) or more years remaining in the Term.

No Surrender Charge will apply to a partial or total surrender within the first thirty (30) calendar days after the end of any full Term, if a Certificate Owner notifies Keyport by prior Written Request.

The first partial surrender in a particular Certificate Year may be made without paying a Surrender Charge on the Free Withdrawal Amount, which is that portion of the surrender amount that does not exceed the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year), up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year. Any partial surrender amount above the Free Withdrawal Amount or any subsequent partial surrender during the same Certificate Year will be subject to a Surrender Charge. (See "Surrender Charge", page 12.)

PARTIAL  SURRENDERS  ARE  NOT  ALLOWED FROM  THE  INDEXED  ACCOUNT  OF  ANY
CERTIFICATE  ISSUED  UNDER  A CORPORATE OR KEOGH  QUALIFIED  PLAN  THAT  IS
ESTABLISHED PURSUANT TO THE PROVISIONS OF SECTION 401 OF THE INTERNAL REVENUE CODE.

As to total surrenders, if no partial surrender was made in the same Certificate Year, only the portion of the surrendered amount above the foregoing limit is subject to a Surrender Charge. Otherwise, the total amount surrendered is subject to a Surrender Charge.

The withdrawal of interest earnings from an Interest Account pursuant to Keyport's systematic withdrawal program will not incur a Surrender Charge or a Market Value Adjustment. Systematic withdrawals may not be made from an Indexed Account. (See "Systematic Withdrawal Program", page 11.)

The minimum partial surrender is $250, unless made pursuant to the systematic withdrawal program, in which case the minimum is $100. After a partial surrender, the minimum Account Value must be at least $2500.

Transfers

Subject to certain conditions, the Interest Account Value may be transferred to another Account at any time before the Income Date. The
Indexed Account Value may only be transferred at the end of a Term. Any amount transferred before the end of a Term may be subject to a Market Value Adjustment, as described below. Currently, there is no charge for transfers. Keyport in its discretion may institute a transfer charge on transfers in excess of a certain number of transfers annually. (See "Transfer of Values", page 11; "Market Value Adjustment", page 13.)

Market Value Adjustment

The amount payable upon a partial or total surrender from, or upon the application to an Annuity Option of Account Value of, an Account with a Term of three (3) years or more may be adjusted up or down by the application of the Market Value Adjustment. However, no Market Value Adjustment will apply to a partial or total surrender within the first thirty (30) calendar days after the end of any full Term, if a Certificate Owner notifies Keyport by prior Written Request.

Where a Market Value Adjustment is applicable to a surrender or annuitization, if there has not previously been a partial surrender in the same Certificate Year as the surrender or annuitization, the Market Value Adjustment will be calculated based on the gross amount payable in excess of the Free Withdrawal Amount, before the deduction of any applicable Surrender Charge. Otherwise, the Market Value Adjustment is calculated based on the gross amount payable, before the deduction of any applicable Surrender Charge. (See "Market Value Adjustment", page 13).

A Market Value Adjustment also applies to any transfer from an Account with a Term of three (3) years or more, unless the effective date of the transfer is: (a) within the last year of the Term and the transfer is to an Account with a Term of three (3) years or more; or (b) within the first ten
(10) calendar days after the end of each full Term. The Market Value Adjustment upon transfer is calculated based on the Account Value or, if there has not previously been a partial surrender in the same Certificate Year as the transfer, on the Account Value in excess of the Free Withdrawal Amount. (See "Market Value Adjustment", page 13).

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. The Scaling Factor may reduce the positive or negative amount of any Market Value Adjustment on an Indexed Account. The Market Value Adjustment for Interest Accounts will not include a Scaling Factor. (See "Market Value Adjustment", page 13).

The Market Value Adjustment reflects the relative difference between: (a) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and (b) the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term. It is possible, therefore, that should such Treasury Rates increase significantly from the beginning of a Term, the amount a Certificate Owner would receive upon a total surrender would be less than the original amount credited to the Certificate Owner's Account. (See "Market Value Adjustment", page 13.)

Deferral of Payment

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. A deferral of payment for a period greater than thirty (30) days would occur only under highly unusual circumstances. (See "Payment upon Partial or Total Surrender", page 12.)

Annuity Period

On the Income Date, Keyport will start to pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Period Provisions", page 14.)

Death Benefit

The Certificate provides for a special death benefit if the Certificate Owner dies before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. After one of these deaths, the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate to Keyport for the greatest of: (a) the Certificate Owner's Account Value; (b) the Certificate Value; or (c) the
Certificate Withdrawal Value, which is defined as the greater of (i) the Account Value, subject to any applicable Market Value Adjustment, less any applicable Surrender Charge, and (ii) the Certificate Value adjusted proportionally to reflect the effect of any applicable Market Value
Adjustment on the Account Value. If the Term that includes the date of death relates to the Indexed Account and the Term's Floor is equal to 0%, the "(a)" value will be recalculated by Keyport and the new value will be the same or higher. If the surrender request is made after the applicable 90 or 60 day period or upon the death of a Joint Certificate Owner, the Designated Beneficiary will receive the Certificate Withdrawal Value. If the Certificate is not surrendered, it may stay in force for up to five years after the date of death, at the end of which time Keyport will pay the Designated Beneficiary the Certificate Withdrawal Value, without the deduction of any applicable Surrender Charge. (See "Death Provisions", page 13; "Surrender Charge", page 12.)


Premium Taxes

Keyport will deduct the amount of any premium taxes levied by any State or governmental entity when the premium tax is actually paid, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner or participant, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0%-5.0%. For a schedule of such taxes, see Appendix C, at page 54 of this Prospectus.

Annual Reports to Certificate Owners

At least once each Certificate Year, Keyport will send each Certificate Owner a report which will show the Account Value, the Certificate
Withdrawal Value, the Market Value Adjustment used to calculate the Certificate Withdrawal Value, and any Surrender Charge.


                             TABLE OF CONTENTS
                                                                      Page
SUMMARY                                                                     1
GLOSSARY OF SPECIAL TERMS                                                   6
DESCRIPTION OF CONTRACTS AND CERTIFICATES                                   8
A.  Ownership                                                               8
B.  Enrollment Form and Premium Payments                                    8
C.  Accumulation Period                                                     8
 1.  Initial Term                                                           8
 2.  Interest Accounts                                                      8
 3.  Indexed Accounts                                                       9
 4.  Renewal Terms                                                          10
 5.  Information on Renewal Rates                                           10
 6.  Establishment of Guaranteed Interest Rates and Guaranteed Interest
     Rate Factors                                                           10
 7.  Certificate Value                                                      10
 8.  Transfer of Values                                                     11
 9.  Surrenders                                                             11
(a)  General                                                                11
(b)  Systematic Withdrawal Program                                          11
(c)  Surrender Procedures and Determination of Surrender Value              11
1.  Partial Surrenders                                                      11
2.  Total Surrenders                                                        11
(d)  Risk                                                                   12
(e)  Payment upon Partial or Total Surrender                                12
10.  Deductions                                                             12
(a)  Surrender Charge                                                       12
(b)  Market Value Adjustment                                                13
11.  Premium Taxes                                                          13
12.  Death Provisions                                                       13
(a)  Non-Qualified Certificates                                             13
(b)  Qualified Certificates                                                 14
D.  Annuity Period Provisions                                               14
1.  Annuity Benefits                                                        14
2.  The Income Date and Form of Annuity                                     15
3.  Change of Annuity Option                                                15
4.  Annuity Options                                                         15
5.  Frequency and Amount of Payments                                        15
6.  Proof of Age, Sex, and Survival of Annuitant                            15
INVESTMENTS BY KEYPORT                                                      15


AMENDMENT OF CONTRACTS                                                      16
ASSIGNMENT OF CERTIFICATES                                                  16
DISTRIBUTION OF CONTRACTS AND CERTIFICATES                                  17
TAX CONSIDERATIONS                                                          17
A.  General                                                                 17
B.  Taxation of Keyport                                                     17
C.  Taxation of Annuities in General                                        17
1.  General                                                                 17
2.  Surrender, Assignments, and Gifts                                       17
3.  Annuity Payments                                                        18
4.  Penalty Tax                                                             18
5.  Income Tax Withholding                                                  18
6.  Section 1035 Exchanges                                                  18
D.  Qualified Plans                                                         18
1.  Tax Sheltered Annuities                                                 18
2.  Individual Retirement Annuities                                         19
3.  Corporate Pension and Profit Sharing Plans                              19
THE COMPANY                                                                 19
A.  Business                                                                19

1.  General
2.  Recent Developments
B.  Selected Financial Data                                                 19
C.  Management's Discussion and Analysis of Results of Operations and
Financial Condition                                                         20
1.  Results of Operations                                                   20
2.  Financial Condition                                                     22
3.  Investment Management
4.  Liquidity                                                               23
5.  Effects of Inflation                                                    24
D.  General Account Investments                                             24
E.  Competition                                                             25
F.  Employees                                                               25
G.  Regulation                                                              25

COMPANY MANAGEMENT                                                          26
EXECUTIVE COMPENSATION TABLES AND INFORMATION                               26


LEGAL PROCEEDINGS                                                           29
EXPERTS                                                                     29
CHANGE IN ACCOUNTANTS                                                       29
LEGAL MATTERS                                                               29
FINANCIAL STATEMENTS                                                        29
APPENDIX A (TERM INTEREST AND INDEX INCREASE ILLUSTRATIONS)                 50
APPENDIX B (MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS, INCLUDING
SURRENDER CHARGE CALCULATIONS)                                              52
APPENDIX C (SCHEDULE OF STATE PREMIUM TAXES)                                54

                         GLOSSARY OF SPECIAL TERMS

The following terms in this Prospectus have the indicated meanings:

Account Year, Account Anniversary A continuous twelve-month period commencing on the date that an Interest or Indexed Account is opened by allocation or transfer, and each anniversary thereof including the end of the Term.

Allocated Certificate A Certificate under which amounts are allocated or credited to the account of one individual participant.


Annuitant The natural person upon whose life annuity payments are based, and to whom any annuity payments will be made starting on the Income Date.

Annuity Options Options available for annuity payments.

Cap The maximum percentage by which the value of an Indexed Account may increase during a single Term.

Certificate The document issued to each Certificate Owner evidencing his or her interest in the Group Annuity Contract. The term Certificate also includes any Group Contract and any Individual Contract, unless the context requires otherwise.

Certificate Anniversary, Certificate Year A continuous twelve-month period commencing on the Certificate Date and each anniversary thereof.


Certificate Date The date a Certificate is issued and the Certificate Owner's rights and benefits begin.

Certificate Owner The person, persons or entity entitled to the ownership rights stated in the Certificate and in whose name(s) the Certificate is issued.

Certificate Owner's Account The Account established by Keyport for a Certificate Owner into which the Single Premium paid by or on behalf of a Certificate Owner is credited.

Certificate Owner's Account Value The value of all amounts under a Certificate in an Indexed or Interest Account prior to the Income Date.

Certificate Value The guaranteed minimum value of the Certificate at any time prior to any then-applicable Market Value Adjustment, calculated as described below.

Certificate Withdrawal Value The greater of: (a) the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Surrender Charge, and (b) the Certificate Value, multiplied by the ratio of the Account Value, adjusted by the applicable Market Value Adjustment, to the unadjusted Account Value.

Contract Owner The person, persons, or entity entitled to the ownership rights stated in a Group or Individual Contract and in whose name(s) the Contract is issued.

Designated Beneficiary The person who may be entitled to receive benefits following the death of the Annuitant, the Certificate Owner, or the Joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; Primary Beneficiary, Contingent Beneficiary; and otherwise the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Enrollment Form A document signed by a participant that serves as his or her application for participation under an Allocated Certificate.

Floor The minimum percentage by which the value of an Indexed Account may increase during a single Term. The Floor will never be less than zero.

Free Withdrawal Amount The amount that may be surrendered, transferred, or applied to an Annuity Option without any otherwise applicable Surrender Charge or Market Value Adjustment. If no partial surrender has been made in the Certificate Year of the transaction, the Free Withdrawal Amount is equal to the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year), up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year.

General Account Keyport's general investment account which contains all of Keyport's assets except those in Separate Account C and other separate accounts.

Guaranteed Interest Rate The fixed rate of interest set and guaranteed by Keyport at the beginning of a Term of an Interest Account to be used to calculate the interest to be credited to the Interest Account during the Term.

Guaranteed Interest Rate Factors The Participation Rate, Cap, and Floor, which are set and guaranteed by Keyport at the beginning of each Term of an Indexed Account and used to calculate Index Increases under a formula set forth in the Certificate.

Income Date The date on which annuity payments to an Annuitant are to begin.

Index The Index (set forth in the Certificate) that is used to calculate Index Increases.

Indexed Account An account to which Keyport credits Index Increases.

Indexed Account Value The value of an Indexed Account, equal to all allocations or transfers to the Indexed Account, plus all Index Increases credited to the Indexed Account, less all amounts transferred or surrendered from the Indexed Account.

Index Increase Interest credited to an Indexed Account, which is calculated using the Guaranteed Interest Rate Factors as applied to changes in the Index.

Individual Contract A Contract issued to a Contract Owner in states in which Keyport does not issue a Certificate.

In Force The status of a Certificate before the Income Date, so long as it is not totally surrendered and there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within at most five years from the date of death.

Interest Account An account to which Keyport credits interest based on a specific and guaranteed rate of interest.

Interest Account Value The value of an Interest Account, equal to all allocations or transfers to the Interest Account, plus all interest credited to the Interest Account, less all amounts transferred or surrendered from the Interest Account.

Joint Certificate Owner Any person designated by the Certificate Owner jointly to possess rights in the Certificate Owner's Account. Keyport requires that the Certificate Owner and any Joint Certificate Owner act together.

Non-Allocated Certificate A Certificate under which a single account is established and held on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.

Non-Qualified Certificate Any Certificate that is not issued under a Qualified Plan.

Office Keyport's executive office, which is at 125 High Street, Boston, Massachusetts 02110.

Participation Rate The percentage of the increase in the Index used to calculate Index Increases.

Qualified Certificate Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403 and 408 of the Internal Revenue Code and HR-10 Plans for self-employed persons.

Reset Date The date on which an amount is allocated to an Interest or Indexed Account. The first day of each subsequent Term is the next Reset Date for that Account.

Separate Account A nonunitized separate investment account of Keyport in which assets underlying the Certificates and other annuity contracts issued by Keyport may be held. Assets held in Separate Account C will be subject to the claims of Keyport's general creditors.

Single Premium The payment made by or an behalf of a participant with respect to a Certificate.

Term The period for which either a Guaranteed Interest Rate is credited to an Interest Account or Guaranteed Interest Rate Factors are used to calculate Index Increases for an Indexed Account. Terms may be selected by a Certificate Owner from among those offered by Keyport.

Treasury Rate The Treasury Rate is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the appropriate number of years. The Treasury Rate is used in calculating Market Value Adjustments.

Written Request A written request in a form satisfactory to Keyport, signed by the Certificate Owner, and received at Keyport's Office.

                 DESCRIPTION OF CONTRACTS AND CERTIFICATES

A. OWNERSHIP

The Certificate Owner is the individual or legal entity that has the power to exercise the rights of an owner under the Certificate. The Certificate Owner is the person or entity designated in the application for a Certificate or the individual so designated in the Enrollment Form for an Allocated Certificate.

The   Certificate  Owner  may  exercise  all  rights  summarized   in   the
Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners.

Prior to the Income Date, the Certificate Owner together with any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

B. ENROLLMENT FORM AND PREMIUM PAYMENTS

The Single Premium is due on the Certificate Date. The Single Premium may not be less than $5,000. There is a maximum of $500,000 for the Single Premium. Payments of $500,000 or more require Keyport's approval. Certificate Owners may purchase multiple Certificates, although Keyport reserves the right to limit the total premiums paid on multiple Certificates with respect to any one Certificate Owner. Keyport may reject any premium payment.

The Single Premium is credited to a Certificate Owner's Account, which is established on the date of receipt of a properly completed application or Enrollment Form along with the required premium payment. Keyport will issue a Certificate and confirm the receipt of the Single Premium in writing. If the Contract is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for the Certificate Owner. A Certificate Owner's Account starts earning interest on the day following the date the Certificate Owner's Account is established on his or her behalf. A Certificate Owner may choose to allocate the Single Premium to an Interest Account or an Indexed Account, as described below. As required by certain states, the Indexed Account is not available under Certificates issued for those states.

In the event Keyport determines that an application or Enrollment Form is not properly completed, Keyport will attempt to contact the Certificate Owner by letter or telephone to secure the information necessary to complete the form.

Keyport will return an improperly completed application or Enrollment Form, along with the corresponding premium payment, which cannot be properly completed within three weeks of its receipt.

Keyport will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of that power of attorney is submitted with the application. Second, Keyport will issue a Certificate that is replacing an existing life insurance or annuity policy that was issued by either Keyport or an affiliated company without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport of an applicant's answers to the questions in the application by telephone or by order ticket and cause the Single Premium to be paid to Keyport. If the information is in good order, Keyport will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Keyport that will give the Certificate Owner an opportunity to respond to Keyport if any of the application information is incorrect. Alternatively, Keyport's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects. (In either case, a copy of the signed document would be returned to Keyport for its permanent records.) All purchases are confirmed, in writing, to the applicant by Keyport. Keyport's liability extends only to purchases so confirmed.

C.  ACCUMULATION PERIOD

1.  Initial Term

A Certificate Owner will select the type of Account, either an Interest Account or an Indexed Account, to which the Single Premium will be allocated, and the duration of the initial Term from among those offered by Keyport. Initial Terms of one, three, five, six, seven, and ten (Interest Account only) years are currently available. Keyport may offer other durations from time to time. As required by certain states, the Indexed Account is not available under Certificates issued for those states.

A Term begins on the date as of which the Single Premium is allocated or an amount is transferred to an Account and ends when the number of years in the Term elected has elapsed. The last day of the Term is the expiration date for the Term. The subsequent Term begins on the first day following the expiration date of the previous Term.

The Single Premium (less surrenders made and premium taxes, if any) will earn and be credited interest and/or Index Increases in accordance with the formula applicable to the selected type of Account, as described below. Interest is credited to Interest Accounts at the Guaranteed Interest Rate specified and guaranteed at the beginning of the Term for the duration of the Term. Index Increases are credited to Indexed Accounts by reference to Guaranteed Interest Rate Factors, guaranteed at the beginning of the Term for the duration of the Term, as applied to changes in the Index.

2.  Interest Accounts

Through the Interest Accounts, Keyport offers specified effective and guaranteed annual rates of interest, the Guaranteed Interest Rates, for a specified period of time, the Term, selected by the Certificate Owner. Although Guaranteed Interest Rates may differ among Terms of different durations or established at different times, a Guaranteed Interest Rate will never be less than 3% per year and, once declared, will never be changed during a Term.

An amount allocated or transferred to an Interest Account will earn interest at the Guaranteed Interest Rate for a Term of the selected duration. Interest will be credited daily at a rate which, compounded, equals an effective annual rate equal to the Guaranteed Interest Rate. If an amount remains in an Interest Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Interest Account, less all amounts withdrawn, plus all interest credited to the Account.

An illustrative example of how interest is credited to the Interest Account is set forth in Appendix A.

3.  Indexed Accounts

Through the Indexed Accounts, Keyport offers Index Increases that depend on increases in a specified Index. The Index Increases are determined based on a formula utilizing specified Guaranteed Interest Rate Factors (the Participation Rate, Cap, and Floor) that are available for specified periods of time (Terms) selected by the Certificate Owner. Although Guaranteed Interest Rate Factors may differ among Terms of different durations or established at different times, once declared, they will never be changed during a Term.

An amount allocated or transferred to an Indexed Account will earn Index Increases based on the Guaranteed Interest Rate Factors for a Term of the selected duration. Index Increases may be added to the Account on each Account Anniversary. If an amount remains in an Indexed Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Indexed Account, less all amounts withdrawn, plus all Index Increases credited to the Account.

Keyport will calculate and credit Index Increases at each Account Anniversary after the start of a Term. The Certificates contain a formula for using the Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases on each Account Anniversary in the Term. All Index Increases are credited to the Indexed Account proportionately over the entire Term. Therefore, there are two components of the Index Increases. The first part is the proportionate credit for an increase (if any) in the Index from its prior highest Account Anniversary value to its new highest value on the current Account Anniversary. The second part is the proportionate credit for an increase(s) (if any) in the Index occurring on a prior Account Anniversary(ies). The second part of the Index Increase will always be zero on the first Account Anniversary in any Term.

     Part one is calculated as follows: Multiply the Participation Rate by the increase in the Index from its prior highest Account Anniversary value to its current Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Account Years in the Term to the total number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term.

     Part two is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index since the beginning of the Term, calculated using the highest value attained by the Index at any Account Anniversary during the Term excluding the current Account Anniversary. Divide the resulting percentage by the number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term.

The part one and two amounts as calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. The sum of the two parts equals the total Index Increase that is added to the Account Value. If the Index on each Account Anniversary in a Term is less than the Index at the beginning of the Term, there will not be any Index
Increases credited during the Term. Because of the Floor of zero, Index Increases can never be negative.

The effect of this formula is to provide that, in the absence of any partial or total surrender during a Term, the total Index Increases credited to an Indexed Account during a Term will equal the Account Value at the beginning of the Term multiplied by a percentage (Participation
Rate) of the percentage increase in the Index since the beginning of the Term (subject to the Floor and Cap), using the highest value attained by the Index on any Account Anniversary in the Term. Partial surrenders in excess of Index Increases will reduce the amount of the Index Increases credited after such surrender, but do not affect Index Increases previously credited.

Total Index Increases credited to an Index Account may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term, depending on the change in the Index over the course of the Term.

If no or small Index Increases are earned by and credited to an Indexed Account, in time the value of an Indexed Account may be less than the Certificate Value. In those circumstances, the Certificate Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term the value of an Indexed Account is less than the Certificate Value, Keyport will credit the Indexed Account with an End of the Term Increase equal to the excess of the Certificate Value over the Indexed Account Value. (See "Certificate Value" on page 10.)

Currently the Index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P 500 is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by Keyport. The Contract is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Contract.

If the publication of the Index is discontinued, or the calculation of the Index is changed substantially, Keyport will substitute a suitable index and notify the Certificate Owner.

The formula used to calculate Index Increases and illustrative examples are set forth in Appendix A.

4.  Renewal Terms

A new Term will automatically begin at the end of a Term, unless a Certificate Owner elects to make a total surrender. (See "Surrenders".) Each subsequent Term will be for one-year's duration, unless, within the thirty (30) day period immediately prior to the end of the previous Term, the Certificate Owner by Written Request chooses a Term of a different duration or elects to transfer the Account Value to a different type of Account. A Certificate Owner may choose from among the Terms offered by Keyport at that time. Keyport may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The then available Guaranteed Interest Rates and Guaranteed Interest Rate Factors may vary based on the duration of the Term selected, and may differ from the rates currently available for new Certificate. The Certificate Owner may not select a Term for a period longer than the number of years remaining until the Income Date. If the selected Term exceeds this limit, Keyport automatically will allocate the Account Value to a Term of one-year's duration. In addition, if less than one year remains until the Income Date, Keyport automatically will allocate the Account Value to an Interest Account with a Term of one year's duration.

The Account Value at the beginning of any subsequent Term will be equal to the Account Value at the end of the previous Term. In the absence of any partial or total surrender or transfer (the effects of which are described below), the Account Value will earn and be credited with interest or Index Increases for each year in the subsequent Term using the Guaranteed Interest Rates or Guaranteed Interest Rate Factors established at the beginning of the subsequent Term for the type of Account and Term selected by the Certificate Owner or established by default (as described above) in the absence of other instructions.

5.  Information on Renewal Rates

A Certificate Owner is provided with a toll-free number to call to inquire about rates for Terms then being offered. In addition, prior to the beginning of each subsequent Term, Keyport will notify the Certificate Owner in writing of the Terms then available. At the end of any Term, a Certificate Owner has the opportunity to select any other duration of Term then being offered.

6.  Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate
Factors

A Certificate Owner will know the Guaranteed Interest Rate or Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase. Different Guaranteed Interest Rates and Guaranteed Interest Rate Factors may be established for Terms of different durations. Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial and renewal Terms will be established periodically. Keyport may offer differing Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial allocations, transfers during Terms, and renewal Terms.

Keyport has no specific formula for determining the Guaranteed Interest Rates and Guaranteed Interest Rate Factors that it will declare in the future. The determination of those guaranteed rates and factors will be reflective of interest rates generally available on the types of investments in which Keyport intends to invest the proceeds attributable to the Certificate Owner's Account. (See "Investments by Keyport".) In addition, Keyport's management may consider various other factors in determining guaranteed rates and factors for a given period, including, the duration of a Term, regulatory and tax requirements, sales commissions and administrative expenses borne by Keyport, general economic trends, and competitive factors. The Guaranteed Interest Rates declared by Keyport, however, (including the rate of interest credited to the Certificate Value used in the determination of the value of an Indexed Account), will never be less than 3% annually. KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED INTEREST RATES AND GUARANTEED INTEREST RATE FACTORS.

7.  Certificate Value

The Certificate also provides a minimum value, called the Certificate Value, that will be used to calculate benefits under a Certificate in circumstances in which the Certificate Value is higher than the value of an Indexed Account calculated as described above.

The Certificate Value is equal to: (a) 90% of the Single Premium; plus (b) any Excess Interest Credits, as defined below; less (c) all amounts withdrawn by the Certificate Owner in a partial surrender, such amounts being reduced by any applicable Surrender Charges; plus (d) if there has been a transfer to which a Market Value Adjustment applied, the positive or negative amount equal to the Adjusted Certificate Value (i.e., the Certificate Value proportionately adjusted to reflect the effect of any applicable Market Value Adjustment on the Account Value) less the Certificate Value, at the time of the transfer; plus (e) interest credited at an annual guaranteed rate of 3% per year. In addition, at each Account Anniversary and at the time of a transfer, additional interest, called an "Excess Interest Credit", will be credited to the Certificate Value, to the extent needed to ensure that the total interest (including previous Excess Interest Credits) credited to the Certificate Value equals the total interest or Index Increases ever credited to the Certificate Owner's Account Value. Interest amounts credited to the Certificate Value will earn interest in subsequent Certificate Years.

The Certificate Value would be used to calculate benefits if, for example, the Index were to remain level or decline for several years and accordingly, Index Increases were not credited to an Indexed Account. In such a circumstance, while the value of the Indexed Account would not decline, the Certificate Value might rise above the value of the Indexed Account, as a result of the 3% annual interest credited to Certificate Value.

8.  Transfer of Values

The Certificate Owner may transfer the entire Account Value from an Interest or Indexed Account to another Interest or Indexed Account, subject to the following:

(a)  the transfer must be by Written Request or telephone before the Income
Date;

(b) the number of transfers may not exceed any limit Keyport may set for a specified time period; currently, Keyport does not limit the number of permissible transfers in a single Certificate Year;

(c)  the Indexed Account Value may only be transferred during the first ten
(10) calendar days after the end of each full Term;

(d) the Interest Account Value may be transferred at any time before the Income Date;

(e) the amount transferred shall equal the total Account Value, with a Market Value Adjustment (if any); partial transfers are not permitted;

(f) no Market Value Adjustment shall apply to a transfer (i) from an Account with a Term of less than three (3) years, (ii) in the final year of a Term of three (3) or more years to an Account with a Term of three (3) or more years, or (iii) within the first ten (10) calendar days after the end of each full Term; and

(g) for transfers not made within the first ten calendar days of a Term, the Term of the new Account cannot be less than the remaining number of Account Years (rounded up) in the Term of the Account from which the transfer is being made; and

(h) the Term of the new Account cannot be longer than the number of years remaining until the Income Date.

While no charge currently applies to transfers, Keyport reserves the right to charge $25 per transfer if a Certificate Owner makes more than 4 transfers in a single Certificate Year. Keyport reserves the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

9.  Surrenders

(a)  General

A Certificate Owner may make a full or partial surrender of a Certificate Owner's Account at any time prior to the Income Date while it is In Force, subject to specified charges and conditions described below. Partial surrenders may only be made if:

(i) the surrender request is at least $250, unless the partial surrender is made pursuant to Keyport's systematic withdrawal plan, in which case the minimum withdrawal is $100; and

(ii) the remaining Account Value after the partial surrender has been made is at least $2500.

Keyport reserves the right to change the minimums described above.

NOTWITHSTANDING THE FOREGOING, PARTIAL SURRENDERS ARE NOT ALLOWED FROM THE INDEXED ACCOUNT OF ANY CERTIFICATE ISSUED UNDER A CORPORATE OR KEOGH QUALIFIED PLAN THAT IS ESTABLISHED PURSUANT TO THE PROVISIONS OF SECTION 401 OF THE INTERNAL REVENUE CODE.

The net amount paid upon partial or total surrender will reflect the deduction of any applicable Surrender Charge and any Market Value Adjustment, calculated as described below. Therefore, the amount actually received by a Certificate Owner may be greater than or less than the amount subtracted from Account Value as a result of the surrender. As described below, certain partial surrenders are not subject to a Surrender Charge and/or Market Value Adjustment.

If after complying with a request for a partial surrender there would be insufficient Account Value to keep the Certificate In Force, Keyport will treat the request as a request to surrender only the excess amount over $2500.

(b)  Systematic Withdrawal Program

To the extent permitted by law, Keyport will make monthly, quarterly, semi-annual, or annual distributions of interest credited to an Interest Account to a Certificate Owner that has enrolled in the Systematic Withdrawal Program (the "Program"). Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Account Value. (See "Tax Considerations".) The selected frequency of payment may not result in a payment of less than $100 per payment. Systematic withdrawals may not be made from an Indexed Account. Distributions under the Systematic Withdrawal Program are not subject to Surrender Charges or Market Value Adjustments.

 (c)  Surrender Procedures and Determination of Surrender Value

1.  Partial Surrenders

At any time prior to the Income Date, a Certificate Owner may request by Written Request a partial surrender. The surrender amount paid to the Certificate Owner will be the gross surrender amount increased or decreased by any applicable Market Value Adjustment and decreased by any applicable Surrender Charge. Both the Surrender Charge and the Market Value Adjustment are calculated based on the gross surrender amount. Thus, for example, if the gross surrender amount were $10,000, the Surrender Charge and the Market Value Adjustment were each 5%, and the Free Withdrawal Amount did not apply, the Surrender Charge and the Market Value Adjustment would each be 5% of $10,000, for a net surrender payment to the Certificate Owner of $9,000 ($10,000 B $500 B $500). Keyport will attempt to honor requests for a net partial surrender of a specific amount. If a Market Value Adjustment applies, however, the amount actually paid by Keyport may be more or less than the amount requested, because of computational rounding. The total amount deducted from the Account Value upon a partial surrender will be the gross surrender amount (prior to the application of any Market Value Adjustment) and any applicable Surrender Charge.

2.  Total Surrenders

The Certificate Owner may make a total surrender by Written Request. Surrendering the Certificate will end it.

The surrender value will be determined as of the date that Keyport receives the Written Request for surrender. Keyport will pay the Certificate Owner the Certificate Withdrawal Value, which is the greater of: (a) the Account Value (with any applicable Market Value Adjustment applied), less any applicable Surrender Charge; or (b) the Certificate Value, adjusted by the ratio of the Account Value (with any applicable Market Value Adjustment applied) to the unadjusted Account Value. In addition, Keyport will deduct any premium taxes not previously paid.

For any total surrender made after the first Certificate Year, the Certificate Owner may receive the surrender benefit under an Annuity Option rather than in a lump sum.

Keyport will, upon request, inform a Certificate Owner of the amount payable upon a full or partial surrender. Any full or partial surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations".)

(d)  Risk

The interest and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

AN INHERENT RISK IS THAT IN THE EVENT OF A SURRENDER PRIOR TO THE END OF THE APPLICABLE TERM, THE MARKET VALUE ADJUSTMENT MIGHT CAUSE A REDUCTION IN THE CERTIFICATE OWNER'S ACCOUNT VALUE. (See "Market Value Adjustment".)

(e)  Payment Upon Partial or Total Surrender

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a notice of surrender by a Certificate Owner, or the period permitted by state insurance law, if less. Only under highly unusual circumstances will a surrender payment be deferred more than thirty (30) days. While all circumstances under which deferral of payment might be involved upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high number of surrenders by Certificate Owners, accompanied by a radical shift in interest rates. If Keyport decides to withhold payment for more than thirty (30) days, a Certificate Owner will be notified in writing of such decision.

10.  Deductions

(a)   Surrender Charge

No sales charge is deducted from the Single Premium when received. Except as provided below, however, a Surrender Charge will be deducted for any partial or total surrender, other than partial or total surrenders effective within the first thirty (30) calendar days after the end of any full Term or during the Certificate Year preceding the Income Date.

The amount of any Surrender Charge is computed as a percentage of the gross surrender amount in excess of the Free Withdrawal Amount, adjusted as described below. A portion of the first partial surrender in a particular Certificate Year, not exceeding the Free Withdrawal Amount, may be made free of any Surrender Charge. The Free Withdrawal Amount is equal to the sum of any interest or Index Increases earned by and credited to the Certificate Owner's Account Value in the prior year (measured from the date of the surrender to that same date in the prior calendar year) up to the sum of any such amounts earned and credited since the most recent partial surrender, if any, during that prior year. The portion of the first partial surrender in excess of the Free Withdrawal Amount (if any), and any subsequent partial surrender in the same Certificate Year, will be subject to a Surrender Charge.

As to total surrenders, if no partial surrender was made in the same Certificate Year, only the portion of the gross surrender amount in excess of the Free Withdrawal Amount is subject to a Surrender Charge. Otherwise, the total amount surrendered is subject to a Surrender Charge.

The amount of the Surrender Charge depends on the number of Account Years (rounded up) remaining until the end of the Term of the Account from which the partial surrender is withdrawn. The amount of the Surrender Charge will be equal to (a) multiplied by (b), where:

(a) is the amount of the partial surrender request, less the Free Withdrawal Amount (if applicable); and

(b) is the applicable percentage from the Certificate Schedule, depending on the number of Account Years (rounded up) remaining until the end of the Term.

After each surrender, Keyport also will adjust its records to reflect appropriate deductions from the Account Value and the Certificate Value.

The chart below indicates the Surrender Charge percentage that will be applied while the specified number of years are remaining:

                          Term (Length in Years)
Account
Years
Remaining  10    9    8     7     6     5     4     3     2     1
1          0%    0%   0%    1%    1%    1%    1%    1%    1%    1%
2          0     0    1     2     2     2     2     2     2
3          0     1    2     3     3     3     3     3
4          1     2    3     4     4     4     4
5          2     3    4     5     5     5
6          3     4    5     6     6
7          4     5    6     7
8          5     6    7
9          6     7
10         7

Keyport reserves the right to increase or decrease the amount of this charge, and the period of time for which it will apply, on new Certificates up to a maximum of 7% and ten years. Currently, the charge is 7%. If such amounts are ever increased, the increase will only apply to new
Certificates issued after full disclosure to prospective new Certificate Owners or to existing Certificate Owners purchasing additional Certificates.

The Surrender Charge will apply to a full or partial surrender, in each Term of a Certificate. In other words, a Surrender Charge may be payable in Terms after the first, irrespective of how many Account Years have elapsed. Also, any surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations".)

Illustrative examples of how the Surrender Charge is determined are set forth in Appendix B.

 (b)  Market Value Adjustment

The amount payable upon a surrender prior to the Income Date, upon a transfer, or upon application of Account Value to an Annuity Option may be adjusted up or down by the application of a Market Value Adjustment. The Market Value Adjustment reflects the relative difference between (a) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and (b) the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term.

More specifically, the amount payable upon a partial or total surrender of, or upon application of Account Value to an Annuity Option from, an Account with a Term of three (3) years or more may be adjusted up or down by the application of the Market Value Adjustment. No Market Value Adjustment will apply to a partial or total surrender or the application of Account Value to an Annuity Option within the first thirty (30) calendar days after the end of any full Term. Where applicable, the Market Value Adjustment upon a surrender is calculated based on the gross surrender amount before the deduction of any applicable Surrender Charge.

A Market Value Adjustment also applies to any transfer from an Account with a Term of three (3) years or more, unless the effective date of the transfer is: (a) within the final Account Year of the Term and the transfer is to an Account with a Term of three (3) years or more; or (b) within the first ten (10) calendar days after the end of any full Term. Where applicable, the Market Value Adjustment upon transfer is calculated based on the Account Value. In addition, as described above, a Market Value Adjustment in connection with a transfer also will result in an adjustment to Certificate Value. (See "Certificate Value".)

The formula for calculating the Market Value Adjustment is set forth in Appendix B to this prospectus. If there has not previously been a partial surrender in the Certificate Year or a transaction subject to a Market Value Adjustment, an amount not exceeding the Free Withdrawal Amount will be subtracted from the amount used to calculate the Market Value Adjustment. Otherwise, the gross amount surrendered, transferred, or applied to an Annuity Option is used as the basis to calculate the applicable Market Value Adjustment.

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. A Certificate Owner will know the Scaling Factor for all Indexed Account Terms at the time of the initial purchase. Different Scaling Factors may be established for Terms of different durations. Keyport may change the Scaling Factors from time to time for new Certificates issued after the time of the change. The Scaling Factors will never be greater than one. Where a Scaling Factor is less than one, the Scaling Factor will reduce the positive or negative amount of any Market Value Adjustment. The Scaling Factors are shown on the Certificate Schedule and are guaranteed for the life of the Certificate. The Market Value Adjustment for Interest Accounts will not include a Scaling Factor.

Because the Market Value Adjustment is based on changes in the yields on U.S. Treasury securities, the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time of purchase of a Certificate, coupled with any applicable Surrender Charge, the amount a Certificate Owner would receive upon a total surrender could be less than the Single Premium.

Illustrative examples of how the Market Value Adjustment is determined are set forth in Appendix B.

UPON REQUEST, KEYPORT WILL FURNISH A CERTIFICATE OWNER WITH ILLUSTRATIONS OF THE EFFECT OF THE MARKET VALUE ADJUSTMENT ON A CERTIFICATE OWNER'S ACCOUNT VALUE IF ALL OR ANY PART OF THE CERTIFICATE OWNER'S ACCOUNT VALUE IS SURRENDERED PRIOR TO THE END OF A TERM.

11.  Premium Taxes

Keyport will deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is incurred, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction involving a Certificate. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0%. For a schedule of such taxes, see Appendix C of this Prospectus.

12.  Death Provisions

These  provisions  do  not  apply to Non-Allocated  Certificates.  In  Non-
Allocated  Certificates,  Annuitants  or  payees  are  unknown  until   the
Certificate Owner requests that an annuity be effected.

 (a)  Non-Qualified Certificates

Death of Certificate Owner, Joint Certificate Owner or Certain Non-Certificate Owner Annuitants--These provisions apply if, before the Income Date while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate Owner's Account after such a death.

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate Owner's Account for the death benefit on the date of surrender. The death benefit is the greatest of the following three values: (a) the Certificate Value; (b) the Certificate Withdrawal Value; or (c) the Certificate's Owner's Account Value, except that if the Term that includes the date of death relates to the Indexed Account and the Term's Floor is equal to 0%, (c) is instead (i) minus (ii), where:

(i) is the Indexed Account Value at the start of the Account Year in which death occurs, with the Index Increase recalculated in the manner described in section B of Appendix A; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, (i) is instead the Indexed Account Value at the end of that Term; and

(ii) is the sum of any partial surrenders since the start of the Account Year of death.

For a surrender after the applicable 90 or 60 day period and for a surrender following the death of a Joint Certificate Owner, the Certificate Withdrawal Value is payable instead. If the Certificate Owner's Account is not surrendered, it will continue for the time period specified below.

If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole Certificate Owner as of the Certificate Owner's or the Joint Certificate Owner's date of death. And, if the decedent is the Annuitant, the new Annuitant will be any living Contingent Annuitant named in the Enrollment Form, otherwise the surviving spouse. The Certificate Owner's Account can continue until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate Owner's Account can continue for up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate Owner's Account continues to the end of the five-year period, Keyport will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value, without the deduction of any applicable Surrender Charge. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) previously named by the Designated Beneficiary in a Written Request, otherwise the Designated Beneficiary's estate.

Payment of Benefits--Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport pay any benefit of $5,000 or more under an Annuity Option that meets the following requirements: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants--These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

 (b)  Qualified Certificates

Death of Annuitant--If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate Owner's Account for the death benefit on the date of surrender, calculated as described above. For a surrender after the applicable 90 or 60 day period, the Certificate Withdrawal Value is payable instead.

If the Certificate Owner's Account is not surrendered, it can continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate Owner's Account continues to the end of the period, Keyport will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits--Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may, by Written Request, direct that Keyport pay any benefit or $5,000 or more under an Annuity Option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated
Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

D.  ANNUITY PERIOD PROVISIONS

1.  Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the payment option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Annuity Value (less any premium taxes not previously deducted) on the Income Date in accordance with the option selected. The Annuity Value is the greater of (a) the Account Value after application of any applicable Market Value Adjustment, or (b) the Certificate Value, adjusted to reflect the ratio of the Account Value (after application of the Market Value Adjustment) to the unadjusted Account Value.

2.  The Income Date and Form of Annuity

The Income Date is shown on the Certificate Schedule. The Income Date is the later of the end of the Certificate Year in which the Annuitant's 85th birthday occurs or the end of the 10th Certificate Year.

Under Allocated Certificates, a Certificate Owner may elect, at least thirty (30) days prior to the Income Date, to have the Annuity Value applied on the Income Date under any of the Annuity Options described below. In the absence of such election, the Annuity Value will be applied on the Income Date under Option 2 to provide a monthly life annuity with ten (10) years of payments guaranteed.

If a Certificate is issued on a Non-Allocated basis, a Certificate Owner may request that a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, be applied under an Annuity Option for a participant in that Certificate Owner's plan. Keyport will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as directed by the Certificate Owner.

No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

3.  Change of Annuity Option

A Certificate Owner may change the Annuity Option from time to time, but such change must be made by Written Request and received by Keyport at least thirty (30) days prior to the scheduled Income Date.

4.  Annuity Options

Option 1 - Income for a Fixed Number of Years

Keyport will pay an annuity for a chosen number of years, not less than five (5) nor over thirty (30). If, at the death of the payee, Option 1 payments have been made for less than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

Option 2 - Life Income with 10 Years Guaranteed

Keyport will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than ten (10) years:
  (a) payments will be continued during the remainder of the 10 year period to the successor payee; or

(b) the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and it may also depend on the payee's sex.

Option 3 - Joint and Last Survivorship Income

Keyport will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments are to begin and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

                           Other Annuity Options

Other options may be arranged with the mutual consent of a Certificate Owner and Keyport.

5.  Frequency and Amount of Payments

Payments will normally be paid as monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, Keyport has the right to pay such amount in one lump sum in lieu of the payment otherwise provided for. In addition, if the payments provided for would be or become less than $100, Keyport shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100.

6.  Proof of Age, Sex, and Survival of Annuitant

Keyport may require proof of age, sex, or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Keyport will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayment Keyport may have made will be paid in full with the next annuity payment. Any overpayment, unless repaid in one sum, will be deducted from future annuity payments until Keyport is repaid in full.

                          INVESTMENTS BY KEYPORT

Assets of Keyport must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by the general accounts and separate accounts of life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 24 for further information on the investments of Keyport.)

All of Keyport's General Account assets, the assets of Separate Account C, and the assets of certain other separate accounts will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rate Factors under the Certificates, Keyport intends to take into account, among other factors, the yields available on the instruments in which it intends to invest the proceeds from the Certificates. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 10.) Keyport's obligations and the values and benefits under the Certificates, however, do not vary as a function of the returns on the instruments in which Keyport will have invested the proceeds from the Certificates. Also, Certificate Owners, Designated Beneficiaries and payees with rights under a Certificate do not participate in the investment gains or losses of the investment instruments held by Keyport in the Separate Account.

Keyport's investment strategy with respect to the proceeds attributable to Certificates will generally be to invest in debt securities which it will use to match its liabilities with respect to the Terms to which the proceeds are allocated. This will be done, in Keyport's sole discretion, by investing in any type of investment which it is authorized under state law to invest in. Keyport expects to invest a substantial portion of the premiums received in securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government. This could include T-Bills, Notes, Bonds, Zero Coupon Securities and Mortgage Pass-Through Certificates including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates) and Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

In addition, Keyport may invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index, in order to hedge Keyport's obligations with respect to Indexed Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge its exposure to changes in interest rates. These derivative instruments will be purchased from counterparties which conform to Keyport's Policies and Guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks: in the case of over-the-counter options and forward contracts, there is no guarantee these markets will exist for these investments when Keyport wants to close out a position; futures exchange may impose trading limits which may inhibit
Keyport's ability to close out positions in exchange-listed instruments; and if Keyport has an open position with a dealer that becomes insolvent, Keyport may experience a loss.

While the foregoing generally describes Keyport's investment strategy with respect to the proceeds attributable to the Certificates, Keyport is not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy except as may be required by Rhode Island and other state insurance laws.



                         AMENDMENT OF CERTIFICATES

Keyport reserves the right to amend the Group Contracts and Certificate to meet the requirements of any applicable federal or state laws or regulations. Keyport will notify the Certificate Owners in writing of any such amendments.

                        ASSIGNMENT OF CERTIFICATES

A Certificate Owner may assign a Certificate at any time, as permitted by applicable law. A copy of any assignment must be filed with Keyport. An assignment will not be binding upon Keyport until it receives a written copy. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability. Keyport assumes no responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any assignment.

                DISTRIBUTION OF CONTRACTS AND CERTIFICATES

Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Contracts and the Certificates described in this prospectus. The Certificate will be sold by salespersons who represent Keyport Life Insurance Company (KFSC's corporate parent) as insurance agents and who are registered representatives of broker-dealers who have entered into distribution agreements with KFSC. KFSC is a wholly-owned subsidiary of Keyport and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD"). It is located at 125 High Street, Boston, Massachusetts 02110.

Keyport will pay a maximum commission to broker-dealers of 5.25% of the Single Premium, and may pay a reduced commission percentage applied to the Certificate Owner's Account Value at the start of each Term after the first or at some other date(s).

Certificates may be sold with a lower commission structure (1) to a person who is an officer, director or employee of Keyport or of certain affiliates of Keyport or (2) to any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Indexed Account, reflecting anticipated cost savings to Keyport from the lower commission structure.

                            TAX CONSIDERATIONS

A.  General

SINCE THE LAW IS COMPLICATED AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER OR CERTIFICATE OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER, OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT OR CERTIFICATE DESCRIBED IN THIS PROSPECTUS.

It should be understood that any detailed description of the tax consequences regarding the purchase of a Contract or Certificate cannot be made in this prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made to consider any applicable state or other tax laws. For detailed information, a competent tax adviser should always be consulted.

This discussion is based upon Keyport's understanding of Federal income tax laws as they are currently interpreted. The United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity contracts, including distributions and undistributed appreciation. There is no way of predicting whether, when or in what form Congress will enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

B.  Taxation of Keyport

Keyport is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("Code"). The assets underlying the Certificates will be owned by Keyport. Any income earned on those assets will be Keyport's income.

C.  Taxation of Annuities in General

1.  General

  Section 72 of the Internal Revenue Code governs the taxation of annuities in general. A Certificate Owner (including a trust or other entity holding a Non-Qualified Certificate as an agent for an individual) is not taxed on increases in Account Value until a distribution occurs, either in the form of a lump sum payment (full or partial surrender of the Account), an assignment or gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in Account Value are taxed yearly whether or not a distribution occurs.

2.  Surrenders, Assignments, and Gifts

A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Single Premium and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income, subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within sixty (60) days of the decedent's death, different tax rules apply. See "Annuity Payments" below.


Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent the Account Value (plus or minus any Market Value Adjustment that would apply to the Account Value assuming it were totally surrendered) exceeds the Single
Premium. Then, to the extent the Account Value (plus or minus any Market Value Adjustment that would apply to the Account Value assuming it were totally surrendered) does not exceed the Single Premium, such surrenders are treated as a non-taxable return of principal to the Certificate Owner. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or (b) one or more Certificates and one or more of Keyport's other annuity contracts.
Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Keyport contracts as one contract. Keyport believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts. The discussion in this paragraph applies to "laddered" Certificates, which are multiple Certificates with different Term lengths that are purchased during one calendar year under Allocated Contracts.

3.  Annuity Payments

The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

4.  Penalty Tax

Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received:
(a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange  and  the  first annuity payment begins in the  first  Certificate
Year.

5.  Income Tax Withholding

Keyport is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs"), for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account ("IRA").

6.  Section 1035 Exchanges

A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and (iii) assignments are not treated as surrenders subject to taxation. Keyport's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

D. QUALIFIED PLANS

The Certificate is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

1.  Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. However, such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

Keyport will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of such distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate if the Certificate Owner receives the amount rather than directing Keyport by Written Request to transfer the amount as a direct rollover to another TSA or IRA.

2.  Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

3.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

                                THE COMPANY

A. Business

1. General

Keyport was incorporated in Rhode Island in 1957 as a stock life insurance company. Its executive and administrative offices are located at 125 High Street, Boston, Massachusetts 02110. Its home office is at 235 Promenade Street, Providence, Rhode Island 02903 and will be relocated in May, 1997 to 695 George Washington Highway, Lincoln, Rhode Island 02865.

Keyport's wholly-owned subsidiaries are Independence Life and Annuity Company ("Independence Life"), an insurance company; Keyport Advisory Services Corp., an investment advisory company; and, Keyport Financial Services Corp., a broker-dealer (collectively, the "Company").

Keyport is an indirect wholly-owned subsidiary of Liberty Financial Companies, Inc., ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority-owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company. Liberty acquired all of the capital stock of Keyport from the Travelers Insurance Company on December 13, 1988.

Keyport is a specialty insurance company providing a diversified line of fixed, equity-indexed and variable annuity products on a non-participating basis and on an individual and group basis. These annuity products are sold through a wide ranging network of banks, agents and securities dealers.

Keyport is licensed to do business in all states except New York and is also licensed in the District of Columbia and the Virgin Islands. Keyport has been rated A+ (Superior) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Keyport has been rated A+ each year since 1976, the first year Keyport was subject to A.M. Best's alphabetic rating system. Standard & Poor's ("S&P") has rated Keyport AA-for excellent financial security, Moody's Investor Services ("Moody's") has rated Keyport A1 for good financial strength and Duff & Phelps has rated Keyport AA- for very high claims paying ability. The A.M. Best's A+ rating is in the highest rating category, which also includes A++. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "1" modifier signifies that Keyport is at the higher end of the A category while the S&P and Duff & Phelps "-" modifier signifies that Keyport is at the lower end of the AA category. These ratings merely reflect the opinion of the rating company as to the relative financial strength of Keyport and Keyport's ability to meet its contractual obligations to its policyholders.

2. Recent Developments

On August 9, 1996, Keyport entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

B. Selected Financial Data

The following selected consolidated financial data for Keyport should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Selected Financial Data   (in thousands)

As of and for the year
ended December 31

                          1996          1995        1994       1993       1992
Income statement data:
  Investment income    $   790,365  $   755,930  $  689,575  $ 669,667  $  705,943
  Interest credited       (572,719)    (555,725)   (481,926)  (504,205)   (571,033)
  Investment spread        217,646      200,205     207,649    165,462     134,910
  Fee income                33,534       29,767      25,273     18,158      14,504
  Operating expenses       (43,815)     (44,475)    (54,295)   (40,697)    (65,730)
  Income before income
     taxes                 137,846      107,941      95,276     86,705      31,397
  Net income                90,624       69,610      63,225     57,995      22,587

Balance sheet data:
  Total cash and
    investments        $12,305,312  $10,922,125  $9,274,793 $8,912,526  $8,787,912
  Total assets          13,924,557   12,280,194  10,873,604 10,227,327   9,707,115
  Stockholder's equity     980,782      902,331     682,485    684,270     556,416

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

1. Results of Operations


Net income was $90.6 million in 1996 compared to $69.6 million in 1995 and $63.2 million in 1994. The improvement of $21.0 million in 1996 compared to 1995 resulted from higher investment spread, higher fee income and net realized investment gains in 1996 compared to net realized investment losses in 1995. Partially offsetting these items were increased amortization of deferred policy acquisition costs and higher income tax expense. The improvement of $6.4 million in 1995 compared to 1994 primarily resulted from lower operating expenses, decreased guaranty fund expense and reduced amortization of value of insurance in force. Partially offsetting these items were decreased investment spread and increased amortization of deferred policy acquisition costs.

Investment spread is the amount by which investment income earned on the Company's investments exceeds interest credited to policyholder balances. Investment spread was $217.6 million in 1996 compared to $200.2 million in 1995 and $207.6 million in 1994. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage was 1.84% in 1996 and 1995, and 2.12% in 1994. Assuming a constant interest rate environment, the Company anticipates that the investment spread percentage in 1997 will be comparable to 1996.

Investment income was $790.4 million in 1996 compared to $755.9 million in 1995 and $689.6 million in 1994. Investment income increased in 1996 compared to 1995 primarily as a result of a higher level of average invested assets, partially offset by a decrease in the average investment yield. The average investment yield was 7.16% in 1996 compared to 7.51% in 1995. The decreased investment yield in 1996 reflects the lower interest rates prevailing during the latter half of 1995 and early 1996 and the amortization of S&P 500 Index options. Investment income increased in 1995 compared to 1994 primarily as a result of the higher level of average invested assets. The investment yield increased slightly during 1995. The average investment yield was 7.48% in 1994.

Interest credited to policyholders totaled $572.7 million in 1996 compared to $555.7 million in 1995 and $481.9 million in 1994. Interest credited to policyholders increased in 1996 compared to 1995 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $10.8 billion in 1996 compared to $9.8 billion in 1995. The average interest credited rate was 5.32% in 1996 compared to 5.67% in 1995. Interest credited to policyholders increased in 1995 compared to 1994 as a result of the higher level of average policyholder balances and to an increase in the average interest credited rate. Policyholder balances averaged $9.8 billion in 1995 compared to $9.0 billion in 1994. The average interest credited rate was 5.36% in 1994.

Average investments (computed without giving effect to SFAS 115), including a portion of the Company's cash and cash equivalents, were $11.0 billion in 1996 compared to $10.1 billion in 1995 and $9.2 billion in 1994. The increase of $0.9 billion in 1996 compared to 1995 was primarily due to the F&G Life transaction and sales of the Company's fixed and equity-indexed annuities during the period, offset in part by withdrawals of $1.1 billion. Fixed and equity-indexed annuity premiums totaled $1.2 billion in 1996 compared to $1.1 billion in 1995 and $1.2 billion in 1994. The increase in premiums in 1996 compared to 1995 was primarily attributable to the sales of equity-indexed annuities which were introduced during 1995, partially offset by lower fixed annuity premiums. Sales of indexed annuities during 1996 totaled $655.2 million compared to $83.9 million in 1995. The decrease in total premiums in 1995 compared to 1994 was primarily due to lower interest rates prevailing during the latter half of 1995, making fixed income products less competitive.

Net realized investment gains were $5.5 million in 1996 compared to net realized investment losses of $4.0 million in 1995 and net realized investment losses of $8.2 million in 1994. The net realized investment gains in 1996 were primarily attributable to sales of fixed maturity investments and sales of investments received in the F&G Life transaction which were made to maximize total return. The net realized investment losses in 1995 were attributable to sales of the Company's fixed maturity investments which were made to maximize total return. The net realized investment losses in 1994 were primarily due to write-downs of investments whose declines in value were determined to be other than temporary.

Surrender charges are revenues earned on the early withdrawal of fixed, indexed and variable annuity policyholder balances. Surrender charges on fixed, equity-indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $14.9 million in 1996 compared to $14.8 million in 1995 and $11.5 million in 1994.

Total fixed, equity-indexed and variable annuity withdrawals represented 11.6%, 9.9% and 12.6% of the total average annuity policyholder and separate account balances in 1996, 1995 and 1994, respectively. The increase in withdrawals in 1996 was primarily attributable to surrenders of annuities acquired in the F&G Life transaction; excluding these surrenders, the withdrawal percentage in 1996 was 9.7%.

Separate account fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets supporting the contracts in separate accounts, were $16.0 million in 1996 compared to $13.2 million in 1995 and $12.5 million in 1994. Such fees represented 1.68%, 1.61% and 1.63% of average variable annuity and variable life separate account balances in 1996, 1995 and 1994, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales and redemptions and changes in the market values of the investments managed. Management fees were $2.6 million in 1996 compared to $1.8 million in 1995 and $1.2 million in 1994. The increase of $0.8 million in 1996 compared to 1995 primarily reflects a higher level of average assets under management.

Operating expenses primarily represent compensation and other general and administrative expenses. These expenses were $43.8 million in 1996 compared to $44.5 million in 1995 and $54.3 million in 1994. The decrease in 1996 compared to 1995 was primarily due to IRS interest penalties of $1.7 million recorded in 1995 related to a federal income tax assessment. The decrease in 1995 compared to 1994 was attributable to lower guaranty fund expense and lower state taxes.

Amortization of deferred policy acquisition costs was $60.2 million in 1996 compared to $58.5 million in 1995 and $52.2 million in 1994. The increase in amortization in 1996 compared to 1995 was primarily due to a decrease in estimated amortization periods determined in the last quarter of 1995 due to shorter average policy lives, and to the growth of business in force associated with fixed, equity-indexed and variable annuity sales. The increase in 1995 compared to 1994 was primarily attributable to a decrease in the estimated amortization periods and lower projected fixed annuity surrender charges; in addition, this increase was attributable to the growth in business in force during 1995 and 1994. Amortization expense represented 0.51%, 0.55% and 0.53%, of the total average policyholder and separate account balances during 1996, 1995 and 1994, respectively.

Amortization of value of insurance in force totaled $10.2 million in 1996 compared to $9.5 million in 1995 and $17.0 million in 1994. The increase in amortization in 1996 compared to 1995 was primarily due to $2.7 million of amortization recorded in 1996 relating to the F&G Life transaction, partially offset by lower amortization in 1996 due to an increase in estimated amortization periods in the last quarter of 1995. The decrease in amortization in 1995 compared to 1994 was primarily related to the actual persistency experience and higher expected future profits relating to the closed block of single premium whole life insurance.

Federal income tax expense was $47.2 million or 34.3% of pretax income in 1996 compared to $38.3 million, or 35.5% pretax income in 1995, and $32.1 million, or 33.6% of pretax income in 1994.

2. Financial Condition

Stockholder's Equity as of December 31, 1996 was $980.8 million compared to $902.3 million as of December 31, 1995. The increase in stockholder's equity was due to net income of $90.6 million, partially offset by a $12.2 million decrease in net unrealized investment gains during the period.

Investments not including cash and cash equivalents, totaled $11.5 billion as of December 31, 1996 compared to $10.1 billion as of December 31, 1995. This increase reflects the investments received in the F&G Life transaction, fixed and equity-indexed annuity sales in 1996, withdrawals and a decrease in net unrealized investment gains.

The  Company's  general investment policy is to hold fixed maturity  assets for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire fixed maturities investments as "available for sale" and accordingly carries such investments at fair value.

The Company's total investments at December 31, 1996 reflected net unrealized gains of $229.8 million related to its fixed maturity and equity portfolios. At December 31, 1995, such net unrealized investment gains were $308.5 million. The decrease in net unrealized gains in 1996 principally reflects the higher interest rates at the end of 1996.

Approximately $10.7 billion, or 99.8%, of the fixed maturity investments at December 31, 1996, was rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the National Association of Insurance Commissioners ("NAIC"). At December 31, 1996, the carrying value of investments in below investment grade securities totaled $987.0 million, or 8.0% of total cash and investments of $12.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities is usually more limited than for investment grade securities.

3. Investment Management

Asset-liability duration management is utilized by the Company to minimize the risks of interest rate fluctuations and disintermediation. The Company believes that its fixed and equity-indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Its portfolio strategy is designed to achieve adequate risk-adjusted returns consistent with the investment objectives of effective asset-liability duration management, liquidity and credit quality.

The Company conducts its investment operations to closely match the duration of the assets in its investment portfolio to its policyholder balances. The Company seeks to achieve a predictable spread between what it earns on its assets and what it pays on its policyholder balances by investing principally in fixed maturities. The Company's fixed-rate and equity-indexed products incorporate surrender charges to encourage persistency, discourage withdrawals and make the cost of its policyholder balances more predictable. Approximately 85.4% of the Company's fixed annuity policyholder balances were subject to surrender charges at December 31, 1996.

As part of its asset-liability management discipline, the Company conducts detailed computer simulations that model its fixed-maturity assets and liabilities under commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been constructed with a view to maintaining a desired investment spread between the yield on portfolio assets and the rate paid on its policyholder balances under a variety of possible future interest rate scenarios. At December 31, 1996 the effective duration of the Company's fixed maturities investments (including certain cash and cash equivalents) was approximately
2.8 years.

As a component of its investment strategy, the Company utilizes interest rate swap agreements ("swap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders. At December 31, 1996, the Company had 39 outstanding swap agreements with an aggregate notional principal amount of $2.3 billion. These agreements mature in various years through 2001. The Company uses indexed call options for purposes of hedging its equity-indexed products. At December 31, 1996, the Company had call options with a fair value of $109.6 million.

There are risks associated with some of the techniques the Company uses to manage its asset and liability durations. The primary risk associated with swap agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. In addition, swap agreements have interest rate risk. However, these swap agreements hedge fixed-rate assets; interest rate movements that adversely affect the market value of swap agreements generally are more than offset by changes in the market values of such fixed rate assets.

The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded fixed maturity investments, management also considers market value quotations if available.

4. Liquidity

The Company's liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. The Company uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. The Company generates cash from net investment income, annuity premiums and deposits, and from maturities and sales of its investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet the Company's cash requirements. The Company monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, the Company has invested a substantial amount of its general account assets in readily marketable securities. At December 31, 1996, $8.8 billion of the Company's total investments, including short-term investments, are considered readily marketable.

To the extent that unanticipated surrenders cause the Company to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. However, the Company believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments or investment securities in its short duration portfolio, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market.

Regulatory authorities permit dividend payments from the Company to Liberty Financial up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1996, the Company could pay dividends of up to $42.5 million without the approval of the Department of Business Regulation of the State of Rhode Island.

Based upon the historical cash flow of the Company, the Company's current financial condition and the Company's expectation that there will not be a material adverse change in the results of operations of the Company and its subsidiaries during the next twelve months, the Company believes that cash flow provided by operating activities over this period will provide sufficient liquidity for the Company to meet its liquidity needs. The Company's cash flow may be influenced by, among other things, general economic conditions, realized investment gains and losses, the interest rate environment, market changes, regulatory changes and tax law changes.

5. Effects of Inflation

Inflation has not had a material effect on the Company's consolidated results of operations. The Company manages its investment portfolio in part to reduce its exposure to interest rate fluctuations. In general, the fair value of the Company's fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and the Company's net investment income increases or decreases in direct relationship with interest rate changes. If interest rates decline the Company's fixed maturity investments generally will increase in fair value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates. However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by the Company.

D. General Account Investments

Premium deposits on fixed and equity-indexed annuities are credited to the Company's general investment account. To achieve its required investment spreads, the Company must earn returns on its General Account sufficiently in excess of the fixed or equity-indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of returns) and prudent investment of general account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The asset side of the investment process requires portfolio techniques that earn required yields while effectively managing both interest rate risk and credit risk. The Company emphasizes a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility.

The bulk of the Company's General Account is invested in fixed maturity securities (87.1% at December 31, 1996). The Company's principal strategy for managing interest rate risk is to closely match the duration of its investment portfolio to its policyholder balances. At December 31, 1996, the effective duration of its fixed income portfolio was 2.8 years. The Company employs hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, the Company purchases S&P 500 Index options to hedge its obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. At December 31, 1996, the Company's fixed maturity portfolio had an overall average S&P rating of A+ and 92% of the Company's general account portfolio consisted of investment grade securities. The balance was invested in below investment grade securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. The Company actively manages its below investment grade portfolio to optimize its risk/return profile. At December 31, 1996, there were no non-income producing fixed maturity investments.

E.  Competition

The Company's business activities are conducted in extremely competitive markets. Keyport competes with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than Keyport. No one company dominates the industry. In addition, Keyport's products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that Keyport competes principally with respect to product features, pricing, ratings and service; management also believes that Keyport can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

F.  Employees

As of December 31, 1996, Keyport had 358 full-time employees.

G. Regulation

Keyport's  business  activities are extensively regulated.   The  following
briefly summarizes the principal regulatory requirements and certain related matters.

Keyport's retirement-oriented insurance products generally are issued as individual policies. The policy is a contract between the issuing insurance company and the policyholder. Policy forms, including all principal contract terms, are regulated by state law. Generally, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

Keyport is chartered in Rhode Island, and the Rhode Island Department of Business Regulation is its primary oversight regulator. Keyport also must be licensed by the state insurance regulators in each other jurisdiction in which it conducts business. It currently is licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia and the Virgin Islands. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters.

In recent years, various states have adopted new quantitative standards promulgated by the National Association of Insurance Commissioners
("NAIC"). These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 1996, Keyport's capital was approximately 2.3 times the level at which the lowest of these regulatory attention levels would be triggered.

Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies. Because assessments typically are not made for several years after an insurer fails, Keyport cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time.
For certain information regarding the Company's historical and estimated future assessments, see Note 11 to the Company's Consolidated Financial Statements.

Rhode Island law imposes prior approval requirements for certain transactions with affiliates and generally regulates dividend payments by a Rhode Island-chartered insurance subsidiary to its parent company. Keyport may not make dividend payments in excess of the lesser of (i) 10% of its statutory surplus as of the preceding December 31 or (ii) its statutory net gain from operations for the preceding fiscal year without prior approval by the Rhode Island Department of Business Regulation. As of December 31, 1996, such restriction would limit dividends without such approval to approximately $42.5 million. Keyport has not paid any dividends since its acquisition in December, 1988.

KFSC, a subsidiary of Keyport, is regulated as a broker-dealer under the Exchange Act and is a member of the NASD. (See "Distribution of Contracts and Certificates".)

                            COMPANY MANAGEMENT

The following are the principal officers and directors of the Company:


                                                       Other Business,
                              Position with            Vocation or
                              Keyport                  Employment for
Name, Age                     Year of Election         Past Five Years

Kenneth R. Leibler, 48        Chairman of the Board,   Chief Executive
                              12/31/94                 Officer   1/1/95;
                                                       formerly President
                                                       of Liberty Financial
                                                       Companies Inc.

F.  Remington Ballou, 68      Director, 3/7/62         President of B.  A.
                                                       Ballou & Co., Inc.,
                                                       East Providence, RI

Frederick Lippit, 80          Director, 3/7/62,        Chairman of The
                              and Assistant            Providence Plan,
                              Secretary 4/9/69         Providence, RI

Robert  C.  Nyman,  61        Director,  4/11/96       President  and
                                                       Chairman of Nyman
                                                       Manufacturing Co.,
                                                       East Providence, RI

John  W.  Rosensteel, 56      President,  Chief        Formerly  Chief
                              Executive Officer,       Operating Officer of
                              and Director,            the Company,
                              12/30/92                 11/5/92;  Chairman of
                                                       the Board and
                                                       Director of KFSC,
                                                       11/12/92;  Chairman
                                                       of the Board and
                                                       Director of KASC,
                                                       1/8/93; President,
                                                       Chief Executive
                                                       Officer, and
                                                       Chairman of the
                                                       Board of
                                                       Independence Life
                                                       and Annuity Co.,
                                                       10/1/93; formerly
                                                       Senior Vice
                                                       President Aetna Life
                                                       & Casualty, Hartford, CT

John  E. Arant, III, 52      Senior Vice               Vice President, Chief
                             President and Chief       Sales Officer of KFSC,
                             Sales Officer, 5/16/94    5/20/94; Director,
                                                       3/1/95, Senior Vice
                                                       President and Chief
                                                       Sales Officer, 5/20/94
                                                       of Independence Life
                                                       and Annuity Company;
                                                       Director and Senior
                                                       Vice President and
                                                       Chief Sales Officer,
                                                       KASC, 3/10/95;
                                                       Formerly Vice
                                                       President of Aetna
                                                       Investment
                                                       Management Company
                                                       and Senior Vice
                                                       President of Aetna
                                                       Capital Management
                                                       Company

Bernard R. Beckerlegge,  Senior Vice President         Senior Vice President
50                       and General Counsel,          and General Counsel
                         9/1/95                        of Independence Life
                                                       and Annuity Company,
                                                       10/9/95;    formerly
                                                       General Counsel  for
                                                       B.T. Variable
                                                       Insurance       Co.,
                                                       8/1/88

Stephen  B. Bonner, 50    Senior Vice President,       Formerly  President
                          11/7/96                      of Construction
                                                       Information Group at
                                                       McGraw Hill,
                                                       12/1/92; formerly
                                                       Vice President,
                                                       Prudential Insurance
                                                       Company of America,
                                                       9/1/88

Paul H. LeFevre, Jr., 54 Executive Vice President,     Formerly Senior Vice
                         4/10/97, and Chief            President  of the
                         Financial Officer, 9/1/95     Company, 9/1/95;
                                                       Director and  Senior
                                                       Vice President and
                                                       Chief Financial
                                                       Officer of KASC,
                                                       1/8/93; Director,
                                                       Senior Vice and
                                                       Chief Financial
                                                       Officer of
                                                       Independence Life
                                                       and Annuity Company,
                                                       10/1/93

Francis E. Reinhart, 56  Senior Vice President,        Formerly  Chief
                         4/5/90 and Chief              Administrative
                         Information Officer, 4/10/97  Officer of the
                                                       Company, 4/5/90;
                                                       Director, 3/15/95
                                                       Vice President,
                                                       Administration,
                                                       10/24/85, of KFSC;
                                                       Senior  Vice
                                                       President and Chief
                                                       Administrative Officer of
                                                       KASC, 1/8/93; Senior
                                                       Vice President and Chief
                                                       Administrative Officer of
                                                       Independence Life
                                                       and Annuity Company,
                                                       10/1/93

Bruce  J. Crozier, 51    Vice President and Chief      Vice President and
                         Actuary, 11/9/90              Chief Actuary of
                                                       Independence Life
                                                       and Annuity Company,
                                                       10/1/93

James P. Greaton, 39     Vice  President  and          Formerly Valuation
                         Corporate Actuary, 5/6/96     Actuary, Providian
                                                       Capital Management,
                                                       5/94

Jeffery  J.  Lobo,  35       Vice  President,  Risk   Formerly Assistant
                             Management, 5/4/96       Vice President of
                                                      Quantitative for the
                                                      Company, 2/8/95;
                                                      formerly  Vice
                                                      President of Credit
                                                      Suisse Financial
                                                      Products,  11/94;
                                                      trader for SBCI
                                                      Securities (Asia)
                                                      Inc. 7/93; trader
                                                      for O'Connor &
                                                      Associates, 5/92

Stewart  R.  Morrison,  40  Senior Vice President,    Vice  President,
                            4/10/97, and Chief        Investments, of
                            Investment  Officer,      KASC, 1/8/93; Vice
                            5/6/94                    President and Chief
                                                      Investment Officer
                                                      ofIndependence Life
                                                      and Annuity Company,
                                                      10/1/93; formerly
                                                      Vice President of
                                                      Investments for the
                                                      Company, 8/92

Jeffery  J. Whitehead, 40  Vice President and         Vice President  and
                           Treasurer, 5/4/95          Treasurer of Independence
                                                      Life and Annuity,
                                                      5/4/95; formerly Vice
                                                      President  and
                                                      Controller for the
                                                      Company, 8/92

               EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable Securities and Exchange Commission requirements. All the data regarding values for stock options pertain to options to purchase shares of Keyport's parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with Keyport and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $38.875 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 31, 1996 (the last trading day of 1996). None of the named executive officers received any perquisites during 1996 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for 1996 for each of Keyport's chief executive officer and the other four most highly compensated executive officers:

Summary Compensation Table
1996 Compensation

                                                     Securities       All Other
Name and                   Base Salary     Bonus     Underlying    Compensation
Principal                    ($)            ($)1     Options (#)         ($)2
John W. Rosensteel,           396,500       275,000     15,000       27,993
President and Chief
Executive Officer

Paul LeFevre, Jr.,            275,000       155,000      9,000       15,638
Senior Vice
President and Chief
Financial Officer

John E. Arant,                215,000       100,000      5,000       96,063
Senior Vice
President and Chief
Sales Officer

Francis E. Reinhart,          233,000       105,000      7,500       13,136
Senior Vice President
and Chief
Administrative Officer

Bernard R. Beckerlegge,       185,000        85,000      7,000       31,481
Senior Vice President &
General Counsel

____________________________________________

1  The amounts presented are bonuses earned in 1996 and paid in 1997.

2 Consists of (a) in the case of Mr. Rosensteel, $5,000 of insurance premiums paid by Keyport with respect to term life insurance purchased for his benefit; (b) contributions and interest accruals under defined contribution plans for the benefit of the named executive officers, individually as follows: Mr. Rosensteel, $22,993; Mr. LeFevre, $15,638; Mr. Arant, $15,063; Mr. Reinhart, $13,136; and Mr. Beckerlegge, $1,734; (c) in the case of Mr. Arant, $81,000 for a sales incentive bonus; and (d) in the case of Mr. Beckerlegge, $29,747 of moving expenses reimbursement.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 1996 by Liberty Financial to the executive officers named in the above Summary Compensation Table.

                    Option Grants in Last Fiscal Year

Name                Number of    Percent   Exercise Expiration Potential
                    Securities   of Total  Price    on Date1   Realizable
                    Underlying   Options   Per                 Value at
                    Options      Granted   Share               Assumed
                    Granted (#)  to        ($)                 Annual Rates
                                 Employees                     of Stock
                                                               Price
                                                               Appreciation
                                                               for Option
                                                               Term ($)2

                                                               5%       10%
John W. Rosensteel       15,000    2.45%   33.00    5/06/06   311,303   788,903

Paul LeFevre, Jr.         9,000    1.47%   33.00    5/06/06   186,782   473,342

John E. Arant III         5,000    0.82%   33.00    5/06/06   103,768   262,968

Francis E. Reinhart       7,500    1.23%   33.00    5/06/06   155,651   394,451

Bernard R. Beckerlegge    7,000    1.14%   33.00    5/06/06   145,275   368,155

_____________________

1   Each  option  becomes  exercisable in four  equal  annual  installments commencing on May 7, 1997, and vests in full upon the death, disability or retirement of the optionee.

2 Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account any appreciation in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 1996 exercises of stock options and
(ii) the stock options held as of December 31, 1996 by the executive officers named in the above Summary Compensation Table.

Aggregate Option Exercises in Last Financial Year and Option Values at Fiscal Year-End


                 Shares    Value     Number of           Value of
                 Acquired  Realized  Securities          Unexercised
                 Upon      ($)       Underlying          In-the-Money
                 Exercise            Unexercis           Options at
Name             (#)                 Options at          Year-End($)
                                     Year-End (#)
                                     Exer-     Unexer-   Exer-     Unexer-
                                     cisable   cisable   cisable   cisable
John W. Rosensteel    5,500  114,230  39,848   51,211     868,954  737,888
Paul LeFevre, Jr.     4,000  112,456  39,470   22,944   1,096,402  363,953
John E. Arant, III     ----   ----     8,531   17,282     130,540  209,149
Francis E. Reinhart     500   14,057  18,470   14,496     503,370  174,380
Bernard R. Beckerlegge ----   ----     ----     7,000      ----     41,125

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above Summary Compensation Table participates in Keyport's Pension Plan and Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under Liberty Financial's Pension Plans.

Estimated Annual Retirement Benefits at Age 65 under Pension Plans
                             Years of Service

Compensation 15           20           25           30           35
$  200,000   $ 52,178     $ 69,570     $ 86,963     $ 93,629     $100,296
   400,000    106,178      141,570      176,963      190,296      203,629
   600,000    160,178      213,570      266,963      286,963      306,963
   800,000    214,178      285,570      356,963      383,629      410,296
 1,000,000    268,178      357,570      446,963      480,296      513,629
 1,200,000    322,178      429,570      536,963      576,963      616,963

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with Keyport. The current compensation covered by the Pension Plans for each participating executive officer in the above Summary Compensation Table is as follows: Mr. Rosensteel, $583,500; Mr. LeFevre, $386,666; Mr. Reinhart, $320,000; Mr. Arant, $386,500; and Mr. Beckerlegge, $210,000. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 1996, the executive officers named in the above Summary Compensation Table had the following full credited years of service under the Pension Plans: Mr. Rosensteel, 4 years; Mr. LeFevre, 17 years; Mr. Arant, 3 years; Mr. Reinhart, 12 years; and Mr. Beckerlegge, 1 year.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of Common Stock. As of March 10, 1997, options issued and outstanding under the 1990 Plan included 61,059 shares held by Mr. Rosensteel (44,417 of which were vested), 45,914 shares held by Mr. LeFevre (39,470 of which were then vested); and 19,466 shares held by Mr. Reinhart (16,970 of which were then vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), all non-vested options will automatically vest and Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the formula value of the Common Stock (as defined in the 1990 Plan) and the exercise price of the options.

Compensation of Directors. Directors of Keyport who are also employees receive no compensation in addition to their compensation as employees of Keyport. The three outside directors (Lippitt, Ballou, and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

LEGAL PROCEEDINGS

The Company is from time to time involved in litigation incidental to its business. In the opinion of Keyport's management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.

EXPERTS

The consolidated financial statements of Keyport Life Insurance Company and subsidiaries as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 financial statements refers to a change in accounting to adopt Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.

The consolidated financial statements of Keyport Life Insurance Company at December 31, 1996, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

The consolidated financial statements of Keyport and also Liberty Financial and its subsidiaries, including Keyport, for the year ended December 31, 1996 have been audited and reported upon by Ernst & Young LLP ("E&Y"). Similarly, E&Y will serve as independent auditors of Keyport and Liberty Financial for 1997.

For fiscal years prior to 1996, the consolidated financial statements of Keyport and Liberty Financial and its subsidiaries, were audited and reported on by KPMG Peat Marwick LLP ("KPMG"). On March 13, 1996,
following a competitive proposal process, Liberty Financial's Audit Committee terminated KPMG's appointment as independent accountants for Liberty Financial and its audited subsidiaries, including Keyport, effective March 14, 1996, and voted to recommend to the Liberty Financial Board of Directors that E&Y be appointed as Liberty Financial's independent accountants for fiscal year 1996. The Liberty Financial Board of Directors approved this recommendation on April 10, 1996. On April 11, 1996 Keyport's Board of Directors approved such engagement of E&Y.

In connection with the audits of Keyport's financial statements for the two fiscal years ended December 31, 1995, and the subsequent interim period through March 14, 1996, there were no disagreements between Keyport and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG's satisfaction would have caused KPMG to make reference to the subject matter of the disagreement in connection with KPMG's audit reports on the financial statements of Keyport. In addition, the audit reports of KPMG on the financial statements of Keyport as of and for the two fiscal years ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty or audit scope. The report of KPMG Peat Marwick LLP covering the December 31, 1995 financial statements refers to a change in accounting to adopt statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.

LEGAL MATTERS

Legal matters with respect to the organization of Keyport, its authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Katten Muchin & Zavis as Special Counsel for Keyport.



                      Report of Independent Auditors



   The Board of Directors
   Keyport Life Insurance Company

   We have audited the accompanying consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1996, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. Our audit also included the financial statement schedules listed in the Index at Item 16. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1996 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

   As  discussed  in Note 1 to the consolidated financial  statements,   in
1994, the Company changed its method of accounting for certain investments in debt and equity securities.




   Boston, Massachusetts                       /s/ Ernst & Young LLP
   February 5, 1997






                      Independent Auditor's Report


The Board of Directors
Keyport Life Insurance Company

We have audited the consolidated financial statements of Keyport Life Insurance Company and subsidiaries as of December 31, 1995, and for each of the years in the two-year period ended December 31, 1995, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as of December 31, 1995 and for the two-year period then ended, as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.

/s/KPMG Peat Marwick LLP
Boston, Massachusetts
February 16, 1996

                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                        December 31

                     ASSETS                         1996            1995
Cash and investments:
     Fixed maturities available for sale
     (amortized cost:  1996 - $10,500,431;
      1995 - $9,227,834)                            $10,718,644     $ 9,535,948
     Equity securities (cost:  1996 - $19,412;           35,863          25,214
     1995 - $17,521)
     Mortgage loans                                      67,005          74,505
     Policy loans                                       532,793         498,326
     Other invested assets                              183,622          10,748
     Cash and cash equivalents                          767,385         777,384
                 Total cash and investments          12,305,312      10,922,125

Accrued investment income                               146,778         132,856
Deferred policy acquisition costs                       250,355         179,672
Value of insurance in force                              70,819          43,939
Intangible assets                                        19,186          20,314
Federal income taxes recoverable                            323           9,205
Other assets                                             40,316          12,859
Separate account assets                               1,091,468         959,224

                Total assets                        $13,924,557     $12,280,194

      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

     Policy liabilities                             $11,637,528     $10,084,392
     Current federal income taxes                        13,123           7,666
     Deferred federal income taxes                       25,747          32,823
     Payable for investments purchased
     and loaned                                         211,234        317,715
     Other liabilities                                   38,476         46,161
     Separate account liabilities                     1,017,667        889,106

               Total liabilities                     12,943,775     11,377,863

Stockholder's equity:
     Common stock, $1.25 par value; authorized
       8,000 shares;issued and outstanding
       2,412 shares                                       3,015          3,015
     Additional paid-in capital                         505,933        505,933
     Net unrealized investment gains                     73,599         85,772
     Retained earnings                                  398,235        307,611

               Total stockholder's equity               980,782        902,331

 Total liabilities and stockholder's equity         $13,924,557    $12,280,194

                          See accompanying notes

                       KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)

                                                 Year Ended December 31

                                           1996         1995         1994
Revenues:
Investment income                          $790,365     $755,930     $689,575
Interest credited to policyholders         (572,719)    (555,725)    (481,926)
Investment spread                           217,646      200,205      207,649
Net realized investment gains (losses)        5,509       (3,958)      (8,220)
Fee income:
Surrender charges                            14,934       14,772       11,545
Separate account fees                        15,987       13,154       12,495
Management fees                               2,613        1,841        1,233
Total fee income                             33,534       29,767       25,273

Expenses:
Policy benefits                              (3,477)      (4,448)      (4,838)
Operating expenses                          (43,815)     (44,475)     (54,295)
Amortization of deferred policy
  acquisition costs                         (60,225)     (58,541)     (52,174)
Amortization of value of insurance
  in force                                  (10,196)      (9,479)     (16,989)
Amortization of intangible assets            (1,130)      (1,130)      (1,130)

Total expenses                             (118,843)    (118,073)    (129,426)

Income before federal income tax
expense                                     137,846      107,941       95,276
Federal income tax expense                  (47,222)     (38,331)     (32,051)

Net income                                 $ 90,624     $ 69,610     $ 63,225

                          See accompanying notes

                      KEYPORT LIFE INSURANCE COMPANY
               CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                                  Net
                                               Unrealized
                                 Additional    Investment
                      Common      Paid-in        Gains      Retained
                      Stock       Capital       (Losses)    Earnings   Total
Balance,
  January 1, 1994     $  1,508   $505,933     $    546     $176,283    $ 684,270
Adjustment to
  beginning balance
  for change in
  accounting
  principle, net of
  federal income
  taxes                                         41,614                    41,614
Net income                                                   63,225       63,225
Common stock dividend
  (1,206 shares)         1,507                               (1,507)
Change in net
  unrealized investment
  gains (losses)                              (106,624)                 (106,624)

Balance,
  December 31, 1994      3,015    505,933      (64,464)     238,001      682,485

Net income                                                   69,610       69,610
Change in net unrealized
     investment gains
     (losses)                                  150,236                   150,236

Balance,
  December 31, 1995      3,015    505,933       85,772      307,611      902,331

Net income                                                   90,624       90,624
Change in net unrealized
     investment gains
     (losses)                                  (12,173)                  (12,173)

Balance,
  December 31, 1996   $  3,015   $505,933     $ 73,599     $398,235    $ 980,782

                          See accompanying notes

                      KEYPORT LIFE INSURANCE COMPANY
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                           Year Ended December 31
                                        1996         1995          1994
Cash flows from operating
  activities:
     Net income                         $ 90,624      $ 69,610     $ 63,225
     Adjustments to reconcile net
       income to net cash provided
       by operating activities:
          Interest credited to
            policyholders                572,719       555,725      481,926
          Net realized investement
            (gains) losses                (5,509)        3,958        8,220
          Amortization of value of
            insurance in force and
            intangible assets             11,326        10,609       18,120
          Net amortization on
            investements                 (29,088)        9,688       12,215
          Change in deferred
            policy acquisition costs     (24,403)      (24,630)     (38,852)
          Change in current and
            deferred federal income
            taxes                          4,938         1,953        7,731
          Net change in other assets
          and liabilities                (42,634)      (62,375)     (16,718)
              Net cash provided by
                operating activities     577,973       564,538      535,867

Cash flow from investing activities:
     Investments purchased -
       held to maturity                     --             --      (277,626)
     Investments purchased -
       available for sale             (4,363,074)   (2,851,013)  (2,624,493)
     Investments sold -
       held to maturity                     --          14,930       10,637
     Investments sold -
       available for sale              1,714,023       605,197      950,885
     Investments matured -
       held to maturity                     --         317,773      576,021
     Investments matured -
       available for sale              1,387,664       906,522      854,441
     Increase in policy loans            (34,467)      (21,033)     (35,143)
     Decrease in mortgage loans            7,500        54,947       26,520
     Other assets purchased, net        (130,087)          --           --
     Value of business acquired,
       net of cash                       (30,865)          --          (961)

              Net cash used in
                investing activities  (1,449,306)    (927,677)     (519,719)

Cash flows from financing
activities:
     Withdrawals from
       policyholder accounts          (1,154,087)    (933,785)   (1,034,464)
     Deposits to policyholder
       accounts                        2,134,504    1,116,975     1,202,076
     Securities lending                 (119,083)     317,715          --

               Net cash provided by
                 financing activities    861,334      500,905       167,612
Change in cash and cash equivalents       (9,999)      92,766       183,760
Cash and cash equivalents at
  beginning of year                      777,384      684,618       500,858

Cash and cash equivalents at end
  of year                               $767,385     $777,384      $684,618

                          See accompanying notes

                      KEYPORT LIFE INSURANCE COMPANY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             December 31, 1996

   1.  Accounting Policies

   Organization

     Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement saving market. These annuity products are sold through a wide ranging network of banks, agents, and securities dealers.

     The Company is a wholly owned subsidiary of Stein Roe Services Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

   Principles of Consolidation

   The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Advisory Services Corporation, and Keyport Financial Services Corp., (collectively the "Company").

   The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Investments

   Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of stockholder's equity. Realized investment gains and losses are calculated on a first-in, first-out basis.

   On December 31, 1995, pursuant to the "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company made a one-time reclassification of certain fixed maturity securities from held to maturity to available for sale. The amortized cost of those securities at the time of transfer was $1.4 billion, and the unrealized gain of $13.9 million was recorded net of taxes in stockholder's equity.

   For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

   Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest.

   Fee Income

   Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

   Deferred Policy Acquisition Costs

   Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business.
Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholder's equity. Deferred policy acquisition costs have been decreased by $103.7 million at December 31, 1996, and decreased by $151.4 million at December 31, 1995 for this adjustment.

   Value of Insurance in Force

   Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 15 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.30%, 5.58% and 5.49% for the years ended December 31, 1996, 1995 and 1994, respectively.

   The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholder's equity. Value of insurance in force has decreased by $26.0 million at December 31, 1996, and decreased by $32.5 million at December 31, 1995 for this adjustment.

   Estimated net amortization expense of the value of insurance in force as of December 31, 1996 is as follows (in thousands): 1997 - $14,237; 1998 - $12,206; 1999 - $11,236; 2000 - $10,034; 2001 - $8,582; and thereafter -
$40,506.

   Intangible Assets

   Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis over twenty-five years.

   Separate Account Assets and Liabilities

   The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. As of December 31, 1996 and 1995, Keyport also classified as separate account assets $73.8 million and $72.5 million, respectively, of its investments in certain mutual funds sponsored by affiliates of the Company.

   Policy Liabilities

   Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

   Income Taxes

   Keyport Life Insurance Company, Keyport Advisory Services Corporation, and Keyport Financial Services Corp. are included in the consolidated federal income tax return filed by Liberty Mutual. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns. Independence Life is required under tax law to file its own federal income tax return.

   Cash Equivalents

   Short-term investments having an original maturity of three months or less are classified as cash equivalents.

   Recent Accounting Pronouncement

   In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). The relevant provisions of SFAS 125 relating to securities lending, dollar rolls, and other similar secured transactions become effective after December 31, 1997. It is not expected that the adoption of SFAS 125 will have a material effect on the Company's consolidated financial position or results of operations.

   2.  Acquisitions

   On August 9, 1996, Keyport entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

   3.  Investments

   Fixed Maturities

   As of December 31, 1996 and 1995, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities are as follows (in thousands):

                                         Gross         Gross
                          Amortized    Unrealized   Unrealized     Fair
                            Cost         Gains        Losses      Value
December 31, 1996
U.S. Treasury securities   $    35,308    $      130   $      (87)  $    35,351
Mortgage backed securities
   of U.S. government
   corporations and
   agencies                  1,666,094        41,401       (8,569)    1,698,926
Obligations of states
   and political
   subdivisions                 23,895           382          (49)       24,228
Debt securities issued
   by foreign governments      246,339        11,718         (554)      257,503
Corporate securities         4,093,473       153,422      (12,298)    4,234,597
Other mortgage backed
   securities                2,413,020        47,596      (23,970)    2,436,646
Asset backed
   securities                1,736,012        15,531       (6,440)    1,745,103
Senior secured loans           286,290           -            -         286,290

  Total fixed maturities   $10,500,431    $  270,180   $  (51,967)  $10,718,644

                                         Gross         Gross
                          Amortized    Unrealized   Unrealized     Fair
                            Cost         Gains        Losses      Value
December 31, 1995
U.S. Treasury securities   $  360,157    $   9,020    $   (209)   $   368,968
Mortgage backed securities
   of U.S. government
   corporations and
   agencies                 1,585,538       58,795      (5,250)     1,639,083
Obligations of states
   and political
   subdivisions                26,688        1,324         -           28,012
Debt securities issued
   by foreign governments      57,446        4,258         -           61,704
Corporate securities        3,479,584      224,332      (7,309)     3,696,607
Other mortgage backed
   securities               1,951,480       66,530     (71,754)     1,946,256
Asset backed securities     1,543,891       29,823      (1,446)     1,572,268
Senior secured loans          223,050          -           -          223,050
  Total fixed maturities   $9,227,834    $ 394,082   $ (85,968)   $ 9,535,948

   At  December  31,  1996,  gross unrealized gains on  equity  securities, interest rate cap agreements and investments in separate accounts aggregated $29.9 million, and gross unrealized losses aggregated $5.3 million, respectively. At December 31, 1995, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $16.9 million, and gross unrealized losses aggregated $9.3 million, respectively.

   Contractual Maturities

   The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1996 are as follows (in thousands):


                                         Amortized         Fair
                                           Cost           Value
December 31, 1996
Due in one year or less                  $   487,373    $   489,136
Due after one year through five years      1,522,400      1,559,816
Due after five years through ten years     2,013,432      2,084,939
Due after ten years                          662,100        704,078
                                           4,685,305      4,837,969
Mortgage and asset backed securities       5,815,126      5,880,675
                                         $10,500,431    $10,718,644

   Actual maturities will differ in some cases from those shown above because borrowers may have the right to call or prepay obligations.

Net Investment Income

Net investment income is summarized as follows (in thousands):

                                               Year Ended December 31
                                               1996        1995        1994
Fixed maturities                            $ 737,372  $ 681,998   $635,947
Mortgage loans and other invested assets       11,422     12,881     15,416
Policy loans                                   30,188     28,485     26,295
Equity securities                               4,494      4,807      2,132
Cash and cash equivalents                      36,138     41,643     20,727
    Gross investment income                   819,614    769,814    700,517

Investment expenses                           (12,708)   (10,837)   (10,118)
Amortization of options and interest
    rate caps                                 (16,541)    (3,047)      (824)

     Net investment income                  $ 790,365  $ 755,930   $689,575

There were no non-income producing fixed maturity investments as of December 31, 1996 or 1995.

Net Realized Investment Gains (Losses)

   Net realized investment gains (losses) are summarized as follows (in thousands):

                                            1996        1995         1994

Year Ended December 31
Fixed maturities held to maturity:
   Gross gains                           $     -    $    1,306   $    3,493
   Gross losses                                -           (64)        (755)

Fixed maturities available for sale:
   Gross gains                             24,304        8,156       26,043
   Gross losses                           (17,814)     (15,982)     (26,831)

Equity securities                             916        1,279         (845)
Interest rate swaps                             -         (860)         (28)
Other                                        (208)         (13)        (809)
Impairment write-downs                          -            -      (11,514)
Gross realized investment gains (losses)    7,198       (6,178)     (11,246)

Amortization adjustments  of  deferred
    policy acquisition costs and value of
    insurance inforce                      (1,689)       2,220        3,026

Net realized investment gains (losses)    $ 5,509     $ (3,958)   $  (8,220)


   Proceeds from sales of fixed maturities available for sale were $1.7 billion, $565.4 million and $927.8 million, for the years ended December 31, 1996, 1995, and 1994, respectively. The sale of fixed maturities held to maturity during 1995 and 1994 relate to certain securities, with amortized cost of $15.0 million and $10.6 million, respectively, which were sold specifically due to a decline in the issuers' credit quality.

   Deferred tax liabilities for the Company's unrealized holding gains and losses, net of adjustments to deferred policy acquisition costs and value of insurance inforce were $39.5 million and $46.2 million at December 31, 1996 and 1995, respectively.

   No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 1996.

   At December 31, 1996, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

   At December 31, 1996, $987.0 million of fixed maturities were below investment grade.

   4.  Off Balance Sheet Financial Instruments

   The Company's primary objective in acquiring off balance sheet financial instruments is the management of interest rate risk. Interest rate risk results from a mismatch in the timing and amount of invested asset and policyholder liability cash flows. The Company seeks to manage this risk through various asset/liability management strategies such as the setting of renewal rates and by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk primarily include managing the effective duration of portfolio securities and utilizing interest rate swaps and caps. Outstanding off balance sheet financial instruments, shown in notional amounts along with their carrying value and fair values, are as follows (in thousands):

                                          Assets (Liabilities)
                                          Carrying     Fair    Carrying
Fair
                      Notional Amounts     Value      Value     Value
Value

December 31           1996        1995      1996       1996      1995
1995
Interest rate
  cap agreements  $  450,000  $  450,000  $  6,192  $  1,363  $  8,755 $  1,461
Indexed call
  options                -          -      109,561   109,561     7,785    7,785
Interest rate
  swaps            2,275,000   1,975,000    (8,753)   (8,753)  (64,124) (64,124)

   The interest rate cap agreements, which expire in 1997 through 2000, entitle the Company to receive payments from the counterparties on specified future dates, contingent on future interest rates. For each cap, the amount of such payment, if any, is determined by the excess of a market interest rate over a specified cap rate times the notional amount. The premium paid for the interest rate caps is included in other invested assets and is being amortized over the terms of the agreements and is included in net investment income. Interest rate contracts relating to investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses included in stockholder's equity. Fair values for these contracts are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions.

   The Company uses indexed call options for purposes of hedging its equity-indexed products. The call options hedge the interest credited on these 1 and 5 year term products, which is based on the changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P Index"). Premiums paid on the call options are amortized to interest expense over the terms of the underlying equity-indexed products using the straight line method. Gains and losses, if any, resulting from the early termination of the call option are deferred and amortized to interest credited over the remaining term of the underlying equity-indexed products.

   At December 31, 1996 the Company had approximately $73.1 million of unamortized premium in call option contracts. The call options' maturities range from 1997 to 2001. The Company carries its S&P Index call options at market value.

   Deferred losses of $7.9 million and $10.6 million as of December 31, 1996 and 1995, respectively, resulting from terminated interest rate swap agreements are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

   The Company is exposed to potential credit loss in the event of nonperformance by counterparties on interest rate cap agreements and interest rate swaps. Nonperformance is not anticipated and, therefore, no collateral is held or pledged. The credit risk associated with these agreements is minimized by purchasing such agreements from investment-grade counterparties.

   5.  Income Taxes

   Income tax expense is summarized as follows (in thousands):

Year Ended December 31              1996        1995         1994

Current                          $52,369       $37,746      $18,118
Deferred                          (5,147)          585       13,933
                                 $47,222       $38,331      $32,051

   A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

Year Ended December 31               1996            1995         1994

Expected income tax expense      $ 48,246        $ 37,779       $ 33,347
Increase (decrease) in income
taxes resulting from:
    Nontaxable investment income   (1,216)         (1,737)        (2,099)
    Amortization of goodwill          396             396            396
    Other, net                       (204)          1,893            407
Income tax expense               $ 47,222        $ 38,331       $ 32,051

   The components of deferred federal income taxes are as follows (in thousands):

December 31                                       1996           1995

Deferred tax assets:
    Policy liabilities                          $171,327       $140,971
    Guaranty fund expense                          6,260          7,679
    Deferred gain on interest rate swaps           --               312
    Net operating loss carryforwards               2,667          3,041
    Other                                          3,915          1,039
    Total deferred tax assets                    184,169        153,042

Deferred tax liabilities:
    Deferred policy acquisition costs            (63,076)       (44,468)
    Value of insurance in force and
      intangible assets                          (20,539)        (7,152)
    Excess of book over tax basis of
      investments                               (118,403)      (127,991)
    Separate account asset                        (4,557)        (2,539)
    Deferred loss on interest rate swaps          (2,765)        (3,715)
    Other                                           (576)          --
       Total deferred tax liabilities           (209,916)      (185,865)
           Net deferred tax liability      $     (25,747)    $  (32,823)

   As of December 31, 1996, the Company had approximately $7.6 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

   Income taxes paid were $46.9 million, $44.7 million and $28.8 million in 1996, 1995 and 1994, respectively.

   6.  Retirement Plans

   Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

   The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code.

   The following table sets forth the Plans' funded status. Substantially all the Plans' assets are invested in mutual funds sponsored by the Company.

                                      1996          1995

December 31
(Dollars in thousands)
Actuarial present value of benefit
  obligations:
    Vested benefit obligations                 $ 7,172       $  6,082
    Accumulated benefit obligation             $ 7,963       $  6,915

Projected benefit obligation                   $10,559       $  9,185
Plan assets at fair value                       (6,399)        (5,703)
Projected benefit obligation in excess of
  the Plans' assets                              4,160          3,482
Unrecognized net actuarial loss                 (1,496)        (1,740)
Prior service cost not yet recognized in
net periodic pension cost                         (183)          (206)

Accrued pension cost                           $ 2,481       $   1,536


   The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                       1996         1995         1994

Pension cost includes the following
  components:
Service cost benefits earned during the
  period                                     $  717      $  541       $   532
Interest cost on projected benefit
  obligation                                    725         603           534
Actual return on Plan assets                   (732)       (999)           63
Net amortization and deferred amounts           357         600          (338)
Total net periodic pension cost              $1,067      $  745      $    791

Discount rate                                 7.50%        7.25%         8.25%
Rate of increase in compensation level        5.25%        5.25%         5.25%
Expected long-term rate of return on
  assets                                      8.50%        8.50%         8.50%

   The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1996, 1995 and 1994, expenses related to these defined contribution plans totaled (in thousands) $589.7, $595.0 and $533.5, respectively.

   7. Fair Value of Financial Instruments

   The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

   The following methods and assumptions were used by the Company in determining fair values of financial instruments:

        Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

        Mortgage   loans:  The  fair  value  of  mortgage  loans   are
     determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

        Policy loans: The carrying value of policy loans approximates fair value.

        Other invested assets, cash: The carrying value for assets classified as other invested assets and cash in the accompanying balance sheets approximates their fair value.

        Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

   The   fair  values  and  carrying  values  of  the  Company's  financial instruments are as follows (in thousands):

December 31                        1996                      1995

                            Carrying     Fair         Carrying      Fair
                            Value        Value        Value         Value
Assets:
   Fixed maturity
     securities             $10,718,644  $10,718,644  $ 9,535,948   $ 9,535,948
   Equity securities             35,863       35,863       25,214        25,214
   Mortgage loans                67,005       73,424       74,505        79,697
   Policy loans                 532,793      532,793      498,326       498,326
   Other invested assets        183,622      183,622       10,748        10,748
   Cash and cash
     equivalents                767,385      767,385      777,384       777,384

Liabilities:
  Policy liabilities         11,637,528   11,127,352   10,084,392     9,650,113

   8. Quarterly Financial Data, in thousands (unaudited)

Quarter Ended 1996        March 31      June 30    September 30   December
31
Investment income        $ 187,728     $ 188,334   $ 200,253      $ 214,050
Interest credited to
  policyholders           (138,109)     (136,161)   (146,071)      (152,378)
Investment spread           49,619        52,173      54,182         61,672
Net realized investment
  gains (losses)             2,052        (2,487)        755          5,189
Fee income                   7,769         8,006       9,015          8,744
Pretax income               30,340        29,650      34,575         43,281
Net income                  19,688        19,943      22,289         28,704

Quarter Ended 1995        March 31      June 30    September 30   December
31
Investment income        $ 183,784     $ 189,496   $ 189,652      $ 192,998
Interest credited to
  policyholders           (130,919)     (139,226)   (143,317)      (142,263)
Investment spread           52,865        50,270      46,335         50,735
Net realized investment
  gains (losses)            (5,652)         (719)      1,430            983
Fee income                   7,308         7,919       7,217          7,323
Pretax income               23,348        29,452      28,395         26,746
Net income                  15,370        18,675      18,251         17,314

   9.  Statutory Information

   Keyport is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Department of Business Regulation of the State of Rhode Island. Statutory surplus differs from stockholder's equity reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, investment reserves and policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. Keyport's statutory surplus and net income are as follows (in thousands):


Year Ended December 31             1996           1995         1994
Statutory surplus             $  567,735     $  535,179     $  546,440
Statutory net income              40,237         38,264         23,385


   10.  Transactions with Affiliated Companies

   The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1996, 1995 and 1994. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.8 million, $7.6 million and $7.3 million for the years ended
December 31, 1996, 1995 and 1994 , respectively. In addition, certain affiliated companies distribute the Company's products and were paid $6.4 million, $7.6 million and $15.3 million by the Company for the years ended December 31, 1996, 1995, and 1994, respectively.

   Keyport has mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual has agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1996 and 1995, the amounts outstanding were $39.5 million.

      Dividend payments to Liberty Financial from the Company are governed by insurance laws which restrict the maximum amount of dividends that may be paid without prior approval of the Department of Business Regulation of the State of Rhode Island. As of December 31, 1996, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $42.5 million.

   11. Commitments and Contingencies

   Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2001. Rental expense (in thousands) amounted to $3,213, $3,221 and $3,011 for the years ended December 31, 1996, 1995 and
1994, respectively. For each of the next five years, and in the aggregate, as of December 31, 1996, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

       Year         Payments

       1997       $    2,641
       1998            2,992
       1999            2,815
       2000            2,731
       2001            2,715
                  $   13,894

   Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

   Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1996, 1995 and 1994, Keyport was assessed $10.0 million, $8.1 million, and $7.7 million, respectively. During 1996, 1995 and 1994, Keyport recorded $1.0 million, $2.0 million, and $7.2 million respectively, of provisions for state guaranty fund association expense. At December 31, 1996 and 1995, the reserve for such assessments was $12.9 million and $21.9 million, respectively.



                                APPENDIX A

TERM INTEREST ILLUSTRATIONS

Set forth below is an illustration of how interest will be credited to an Interest Account during a ten-year Term and an Indexed Account during a five-year Term. The illustration also applies to a shorter Term if values for inapplicable years are ignored. For the purpose of this illustration certain assumptions are made as indicated.

NOTE: THE FOLLOWING EXAMPLES ASSUME NO SURRENDERS OF ANY AMOUNT DURING THE ENTIRE TERM. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SUCH INTERIM SURRENDER. (SEE "SURRENDERS".) THE HYPOTHETICAL GUARANTEED INTEREST RATE, GUARANTEED INTEREST RATE FACTORS, AND INCREASES IN THE INDEX ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES OR RATE FACTORS TO BE DECLARED UNDER A CERTIFICATE OR FUTURE CHANGES IN THE INDEX. AS TO INTEREST ACCOUNTS, ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TERM MAY BE MORE OR LESS THAN THE 6% SHOWN. LIKEWISE, ACTUAL GUARANTEED INTEREST RATE FACTORS DECLARED FOR INDEXED ACCOUNTS AT ANY GIVEN TIME MAY BE HIGHER OR LOWER THAN THE FACTORS SHOWN IN THE ILLUSTRATION (PROVIDED THAT THE FLOOR MAY NEVER BE LESS THAN 0). MOREOVER, THERE ARE NO GUARANTEES THAT THE INDEX WILL INCREASE DURING THE COURSE OF A TERM OR THAT IT WILL BE HIGHER THAN THE INDEX AT THE BEGINNING OF THE TERM OR AT ANY TIME DURING THE TERM WHEN INDEX INCREASES ARE CREDITED.

A. Illustration of Interest Account
Beginning Account Value:                $100,000
Guaranteed Interest Rate:               6% per year compounded annually

Account Value at End of Certificate Year:

Year 1         Year 2         Year 3         Year 4         Year 5
$106,000.00    $112,360.00    $119,101.60    $126,247.70    $133,822.56

Year 6         Year 7         Year 8         Year 9         Year 10
$141,851.91    $150,363.03    $159,384.81    $168,947.90    $179,084.77

B. Illustration of Index Account

The Certificate provides that the Index Increase to be credited on each Account Anniversary is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the Index from its prior highest Account Anniversary value to its value on the current Account Anniversary. The formula for Part 1 is:

A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) (if any) in the Index occurring on a prior Account Anniversary(ies). The formula for
Part 2 is:

A x ((B-D)/D) x (1/F) x G

where:

A  is the Participation Rate for the Term

B is the highest Index value on all Account Anniversaries, including the Index value at the beginning of the Term, but excluding the value of the Index on the current Account Anniversary. The value of B can never be less than the Minimum S&P Index Value nor greater than the Maximum S&P Index Value. The Minimum S&P Index Value and the Maximum S&P Index Value are defined below.

C   is  the value of the Index on the current Account Anniversary, not less than B or greater than the Maximum S&P Index Value for the Term.

D  is the Index value at the beginning of the Term

E  is the number of completed Account Years in the Term

F  is the total number of Account Years in the Term

G is the smaller of the Account Value at the beginning of the term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term, including the current Account Anniversary

The Minimum S&P Index Value and the Maximum S&P Index Value are defined as follows:

Minimum S&P Index Value   = [(Floor / Participation Rate for Term) +  1]  x
Beginning of Term Index value]

Maximum S&P Index Value = [(Cap / Participation Rate for Term) + 1] x Beginning of Term Index value]

The  Index Increase to be credited on the Account Anniversary is  equal  to
Part 1 + Part 2.

On the first Account Anniversary of any term, substitute D for B in the above formulas.

If "Death Provisions" provides that the Index Increase is to be recalculated, then: "E" in the formula for Part 1 is equal to "F" and "(1/F)" in the formula for Part 2 is multiplied by the sum of 1.0 plus the number of Account Years from the start of the Account Year of death to the end of the Term.

Using the assumptions below, Keyport has prepared the following three illustrations using different assumptions as to changes in the Index value during the course of the Term. THESE ASSUMPTIONS AND ILLUSTRATIONS ARE NOT AND ARE NOT INTENDED AS PREDICTIONS OF CHANGES IN THE INDEX DURING THE COURSE OF ANY TERM. THE INDEX MAY RISE OR FALL DURING THE COURSE OF A TERM, AND AT THE END OF A TERM THE INDEX VALUE MAY BE HIGHER OR LOWER THAN AT THE BEGINNING OF THE TERM. KEYPORT MAKES NO PREDICTIONS, REPRESENTATIONS, OR GUARANTEES AS TO FUTURE CHANGES IN THE INDEX. THESE VALUES ARE BASED ON THE ASSUMPTION THAT NO PARTIAL SURRENDERS ARE MADE.

Beginning Account Value  =    $100,000.00
Beginning Index Value    =    500
Participation Rate  =    80%
Cap  =    80%
Maximum S&P Index Value  =    [(80% / 80%) + 1] x 500 = 1000
Floor     =    0%
Minimum S&P Index Value  =    [(0% / 80%) + 1] x 500 = 500

Illustration No. 1

Year    Year-End         Cumulative
Indexed
        Index Value Change                                       Account
                      in Index Value of B     Value of C   Part 1   Part  2
Value

0         500                                                    $100,000
1          600          20%            500            600          $  3,200
$ ---     $103,200
2          690          38%            600            690          $  5,760
$ 3,200   $112,160
3          775          55%            690            775          $  8,160
$ 6,080   $126,400
4          900          80%            775            900           $16,000
$ 8,800   $151,200
5          1035        107%            900           1000           $16,000
$12,880   $180,000

Illustration No. 2

Year    Year-End         Cumulative
Indexed
        Index Value Change                                       Account
                      in Index Value of B     Value of C   Part 1   Part  2
Value
0         500                                                    $100,000
1          550          10%            500            550          $  1,600
$ ---     $101,600
2          500           0%             550            550           $  ---
$ 1,600   $103,200
3          560          12%            550            560          $    960
$ 1,600   $105,760
4          620          24%            560            620          $  7,680
$ 1,920   $115,360
5          660          32%            620            660          $  6,400
$ 3,840   $125,600

Illustration No. 3

Year    Year-End         Cumulative
Indexed
        Index Value Change                                       Account
                      in Index Value of B     Value of C   Part 1   Part  2
Value

0                                                                       500
$100,000.00
1          450         -10%            500             500           $  ---
$ ---     $100,000.00
2          425         -15%            500             500           $  ---
$ ---     $100,000.00
3          450         -10%            500             500           $  ---
$ ---     $100,000.00
4         515          3%            500            515          $1,920   $
---  $101,920.00
5          530           6%             515            530           $2,400
$480 $104,800.00
                                APPENDIX B

MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS, INCLUDING SURRENDER CHARGE CALCULATIONS

MARKET VALUE ADJUSTMENT

The applicable surrender or transfer value is multiplied by the Market Value Adjustment Factor to arrive at the Market Value Adjustment. The formula that will be used to determine the Market Value Adjustment Factor is:

[(1+a)/(1+b)](n/12) - 1, where

a = the Treasury Rate for the Term of the Account from which the surrender or transfer amount is being taken.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender or transfer amount is being taken; and

n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender or transfer amount is being taken, times the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. The first Account Month begins on the day that the Term begins and each subsequent Account Month begins on the same day one month later.

The Treasury Rate for an Account is the interest rate in the Treasury Constant Maturity Series as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" above. Weekly Series are published at the beginning of the following week. To determine "a", Keyport uses the weekly Series first published on or after the most recent Determination Date which occurs on or before the first day of the Account's current Term, except that if the first day is the same as the Determination Date or the date of publication, or any date in between, Keyport instead uses the weekly Series first published after the prior Determination Date. To determine "b", Keyport uses the weekly Series first published on or after the most recent Determination Date which occurs on or before the date on which the Market Value Adjustment Factor is calculated, except that if the calculation date is the same as the Determination Date or the date of publication, or any date in between, Keyport instead uses the weekly Series first published after the prior Determination Date. The Determination Dates are the last business days prior to the first and fifteenth days of each month.

If the number of years specified in "a" or "b" does not equal a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rate for the next highest and next lowest maturities.

EXAMPLES OF MARKET VALUE ADJUSTMENTS

Example 1

Assume that the Certificate Owner purchased a Certificate for $10,000 and allocated his interest to an Interest Account with a five-year Term and a Guaranteed Interest Rate of 6%. Exactly two years later, the Certificate Owner's Account was surrendered when the Surrender Charge was 3%. There had been no prior surrenders and the interest earned in the previous twelve months is equal to $636 ($11,236 - $10,600). Therefore, the Surrender Charge and the Market Value Adjustment do not apply to $636 of the Interest Account Value. At the beginning of the Term, the Treasury Rate for 5-year Treasury Notes was 7% and, at the time of the surrender, the Treasury Rate for 3-year Treasury Notes was 4.5%.

According to the Certificate, the Market Value Adjustment is

(A - Free Withdrawal Amount) x B = C

where:

A = the amount surrendered
= $10,000 x 1.06 x 1.06
= $11,236.00

B = the Market Value Adjustment Factor
= [(1+a)/(1+b)](n/12) - 1, where

a = the Treasury Rate for the Term of the Account from which the surrender amount is being taken. Here, a = 7%.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender amount is being taken. Here, b = 4.5%

n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender amount is being taken, times the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. Here, n = 36

B = [(1+.07)/(1+.045)](36/12) - 1
= [(1+.07)/(1+.045)]3 - 1
= .0735

Therefore,


C = (A - 1,236) x B
= ($11,236 - 636) x .0735
= $779.10 is the Market Value Adjustment, which would be added to the Account Value in determining the Certificate Withdrawal Value.


The Surrender Charge is equal to I x (A - Free Withdrawal Amount), where

A = the surrendered amount = $11,236, and

I = the Surrender Charge Percentage. Here, I = 3%

Therefore,


The Surrender Charge = .03 x ($11,236 - 636)
= .03 x $10,600 = $318.00


The Certificate Value = [((.9 x $10,000 x 1.03) + 330) x 1.03]
  + 348
= $10,236.00


The Adjusted Certificate Value = $10,236.00 x [($11,236.00
  + $779.10) / $11,236.00]
= $10,945.76

Under the Certificate, the Certificate Withdrawal Value is equal to the greater of (1) the amount surrendered, less any Surrender Charge plus any Market Value Adjustment or (2) the Adjusted Certificate Value. Here, therefore, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 + $779.10 = $11,697.10) or $10,945.76. Therefore, the
Certificate Withdrawal Value is equal to $11,697.10.

Example 2

Given the same circumstances as in Example 1, but using a Treasury Rate of 7.5% instead of 4.5% at the time of surrender, the Market Value Adjustment is computed as follows:

B = [(1+.07)/(1+.075)](36/12) - 1
= [(1+.07)/(1+.075)]3 - 1
= -.0139

Therefore,


C = (A - 636) x B
= ($11,236 - 636) x -.0139
= Negative $147.34 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As  described  in  the previous example, the Surrender Charge  would  equal
$318.00.

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 -
  $147.34) / $11,236.00]
= $10,101.77

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 - $147.34 = $10,770.66) or $10,101.77. Therefore, the
Certificate Withdrawal Value is equal to $10,770.66.

Example 3

Given the same circumstances as in Example 2, but assuming (1) an Indexed Account instead of an Interest Account with an Account Value of $11,236,
(2) Index Increases credited in the prior year equal to $1,236.00, and (3) a scaling factor ("k") of .9, the Market Value Adjustment is computed as follows:

B = [(1+.07)/(1+.075)]((36 x k)/12) - 1
= [(1+.07)/(1+.075)]((36 x 9)/12) - 1
= [(1+.07)/(1+.075)](2.7) - 1
= -.0125

Therefore,

C = (A - 1,236) x B
= ($11,236 - 1,236) x -.0125
= Negative $125.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As  described  in  the previous example, the Surrender Charge  would  equal
$300.00.

The Certificate Value = [((.9 x $10,000 x 1.03) + 0) x 1.03]
  + 687.90
= $10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 -
  $125.00) / $11,236.00]
= $10,122.12

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $125.00 = $10,811.00) or $10,122.12. Therefore, the
Certificate Withdrawal Value is equal to $10,811.00.

                                APPENDIX C


SCHEDULE OF STATE PREMIUM TAXES



State                         Non-Tax Qualified           Tax-Qualified
                           Contracts/Certificates    Contracts/Certificates
                                Rate of Tax                 Rate of Tax


California                         2.35                          0.50
District of Columbia               2.25                          2.25
Kansas                             2.00                          0.00
Kentucky                           2.00                          2.00
Maine                              2.00                          0.00
Nevada                             3.50                          0.00
South Dakota                       1.25                          0.00
Virgin Islands                     5.00                          5.00
West Virginia                      1.00                          1.00
Wyoming                            1.00                          0.00


                              PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

          Not Applicable

Item 14.  Indemnification of Directors and Officers

               The following provisions regarding the Indemnification of Directors and Officers of the Registrant ("Keyport") are applicable:

          By-Laws, Article IX

               Section 6 - Indemnification of Directors and Officers

               Any person who at any time serves or shall serve as a Director or Officer of the Corporation whether or not in office at the time shall be indemnified or reimbursed against and for any and all claims and liabilities to which he may be or become subject by reason of such service and against and for any and all expenses necessarily incurred or amounts paid in connection with the defense or reasonable settlement or any legal or administrative proceedings to which he is made a party by reason of such service, except in relation to matters to which he shall be finally adjudged to be liable of negligence or misconduct in the performance of his official duties. Such a right of indemnification and reimbursement shall also extend to the personal representatives of any such person. Such rights shall not be deemed exclusive of any other rights to which any such Director, officer or his personal representatives may be entitled, under any other by-law or any agreement or vote of the stockholders or Directors or otherwise.

               Consistent with such By-Laws, Keyport has obtained insurance from Liberty Mutual Insurance Company for its directors and officers that supplements the indemnification provisions of the By-Laws.

Item 15.  Recent Sales of Unregistered Securities

          Not applicable

Item 16.  Exhibits and Financial Statement Schedules

          Exhibits

                   1        Principal Underwriters Agreement*

                   3(a)          Articles of Incorporation -- Incorporated
                   by Reference to Registration Statement on Form N-4, filed on or about February 16, 1996 (File No. 333-01043; 811-07543)

                   3(b)          By-Laws -- Incorporated by Reference to
                   Registration Statement on Form N-4, filed on or about February 16, 1996 (File No. 333-01043; 811-07543)

                   4(a)          Group Annuity Contract*

                   4(b)          Group Annuity Certificate*

                   4(c)          Group Annuity Application*

                   4(d)          Group Annuity Certificate Application*

         4(e)      Endorsements*

                   (i)  Tax-Sheltered Annuity (TSA)
                   (ii) Corporate/Keogh 401(a) Plan
                   (iii)Individual Retirement Annuity (IRA)
                   (iv) Qualified Plan Endorsement

                   5        Opinion regarding Legality**

                   21       Subsidiaries of the Registrant*

                   23(a)    Consent of Counsel


                   23(b)    Consents of Independent Certified Public
                   Accountants


                   24       Powers of Attorney*

                  27        Financial Data Schedule

    Financial Statements


         28(a)     Schedule I

         28(b)     Schedule III

         28(c)     Schedule V


* Incorporated by reference to Registration Statement (File No. 333-1783) filed on or about March 18, 1996.

**  Incorporated by reference to Pre-Effective Amendment No 1 to
Registration Statement on Form S-1, filed on August 2, 1996 (File No. 333-
1783)

Item 17. Undertakings

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events
              arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
    Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                              SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts on April 18, 1997.

                        KEYPORT LIFE INSURANCE COMPANY


                        BY:  /s/ John W. Rosensteel*
                             John W. Rosensteel
                             President


* James J. Klopper has signed this document on the indicated date on behalf of Mr. Rosensteel pursuant to a power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543).

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.


Signature                              Title                    Date

(i) Principal Executive Officer

    /s/ John W. Rosensteel*       Principal Executive Officer
        John W. Rosensteel

(ii)     Principal Financial Officer

    /s/ Paul H. LeFevre, Jr.*     Senior Vice President and
        Paul H. LeFevre, Jr.      Chief Financial Officer

(iii)    Majority of Board of Directors

    /s/ Kenneth R. Leibler*       *By: /s/ James J. Klopper
        Kenneth R. Leibler             James J. Klopper
                                       Attorney-in-fact
    /s/ F. Remington Ballou*           April 18, 1997
        F. Remington Ballou

    /s/ Frederick Lippitt*
        Frederick Lippitt

    /s/ Robert C. Nyman*
        Robert C. Nyman

    /s/ John W. Rosensteel*
        John W. Rosensteel

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Registrant pursuant to powers of attorney duly executed by such persons and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543).

                                                    EXHIBIT 23(a)


                      CONSENT OF COUNSEL





      I hereby consent to the use of my name in the caption "Legal Matters" in the prospectus of Keyport Life Insurance Company contained in Form S-1.





Boston, Massachusetts                   /s/Bernard R. Beckerlegge
                                        Bernard R. Beckerlegge

  April 18, 1997
        Date

                                                    EXHIBIT 23(b)




      CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
Keyport Life Insurance Company





We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 16, 1996, contains an explanatory paragraph that refers to a change in accounting by the Company to adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994.





                                        /s/KPMG Peat Marwick LLP


Boston, Massachusetts
April 17, 1997
      CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
Keyport Life Insurance Company





We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.








Boston, Massachusetts                 /s/Ernst & Young LLP
April 15, 1997



                                                       EXHIBIT 27
[ARTICLE] 7            Financial Data Schedule


[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-END]                               DEC-31-1996
[DEBT-HELD-FOR-SALE]                                 0
[DEBT-CARRYING-VALUE]                       10,718,644
[DEBT-MARKET-VALUE]                                  0
[EQUITIES]                                      35,863
[MORTGAGE]                                      67,005
[REAL-ESTATE]                                        0
[TOTAL-INVEST]                              11,537,927
[CASH]                                         767,385
[RECOVER-REINSURE]                                   0
[DEFERRED-ACQUISITION]                         250,355
[TOTAL-ASSETS]                              13,924,557
[POLICY-LOSSES]                                      0
[UNEARNED-PREMIUMS]                                  0
[POLICY-OTHER]                                  11,396
[POLICY-HOLDER-FUNDS]                       11,626,132
[NOTES-PAYABLE]                                      0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                         3,015
[OTHER-SE]                                     977,767
[TOTAL-LIABILITY-AND-EQUITY]                13,924,557
[PREMIUMS]                                           0
[INVESTMENT-INCOME]                            790,365
[INVESTMENT-GAINS]                               5,509
[OTHER-INCOME]                                  33,534
[BENEFITS]                                       3,477
[UNDERWRITING-AMORTIZATION]                          0
[UNDERWRITING-OTHER]                                 0
[INCOME-PRETAX]                                137,846
[INCOME-TAX]                                    47,222
[INCOME-CONTINUING]                                  0
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    90,624
[EPS-PRIMARY]                                        0
[EPS-DILUTED]                                        0
[RESERVE-OPEN]                                       0
[PROVISION-CURRENT]                                  0
[PROVISION-PRIOR]                                    0
[PAYMENTS-CURRENT]                                   0
[PAYMENTS-PRIOR]                                     0
[RESERVE-CLOSE]                                      0
[CUMULATIVE-DEFICIENCY]                              0

                                                    EXHIBIT 28(a)
                                                       Schedule I

                       KEYPORT LIFE INSURANCE COMPANY
                          SUMMARY OF INVESTMENTS
                               (in thousands)



                                                   December 31, 1996

Balance
                                  Amortized                         Sheet
Type of investment                  Cost        Fair  Value         Amount

Fixed Maturities:
   U.S. Treasury securities
     and obligations of U.S.
     government corporations
     and agencies              $ 1,701,402      $ 1,734,277      $ 1,734,277
   Obligations of states and
     political subdivisions         23,895           24,228           24,228
   Foreign governments             246,339          257,503          257,503
   Corporate and other
     securities                  6,115,775        6,265,990        6,265,990
   Mortgage backed securities    2,413,020        2,436,646        2,436,646
Total fixed maturities          10,500,431       10,718,644       10,718,644

Equity securities:
   Common stocks:
     Industrial, miscellaneous
       and all other                19,412           35,863           35,863
Mortgage loans on real estate1      67,005           73,424           67,005
Policy loans                       532,793          532,793          532,793
Other long term investments        183,622          183,622          183,622

Total investments              $11,303,263      $11,544,346      $11,537,927


   1 Includes mortgage notes relating to certain investment property owned by Liberty Mutual in the amount of $39,500 at December 31, 1996.

                                                              Exhibit 28(b)
                                                               Schedule III

                      KEYPORT LIFE INSURANCE COMPANY
                    SUPPLEMENTARY INSURANCE INFORMATION
                              (in thousands)

                    Three Years Ended December 31, 1996

Column A           Column B     Column C      Column D   Column E   Column F
                   Deferred     Policyholder  Unearned   Policy     Insurance
                   policy       account       premiums   contract   revenues
                   acquisition  balances                 claims
                   costs        and future               and other
                                policy                   policyholders'
                                benefits                 funds
December 31, 1996

Interest sensitive
   products        $250,355   $11,610,418       NA      $27,110       $30,921

December 31, 1995

Interest sensitive
   products        $179,672   $10,063,312       NA      $21,080       $27,926

December 31, 1994

Interest sensitive
   products        $439,232   $ 9,325,987       NA      $18,057       $24,040

Column A           Column G     Column H       Column I   Column J   Column K

                   Net          Interest      Amortization  Other     Premiums
                   investment   credited      of            operating written
                   income       to            deferred      expenses
                                policyholders policy
                                and policy    acquisition
                                benefits      costs
                                and claims
December 31, 1996
Interest sensitive
  products          $790,365    $576,196       $60,225       $55,141    NA

December 31, 1995

Interest sensitive
  products          $755,930    $560,173       $58,541       $55,084    NA

December 31, 1994

Interest sensitive
  products          $689,575    $486,764       $52,174       $72,414    NA

                                                              Exhibit 28(c)

                                                                 Schedule V


                      KEYPORT LIFE INSURANCE COMPANY
                     VALUATION AND QUALIFYING ACCOUNTS

                    Three Years Ended December 31, 1996
                              (in thousands)


                          Balance at                                 Balance
                           Beginning                                 at End
                            of Year      Additions     Deductions    of Year
Years Ended:
December 31, 1996
  Fixed maturities:
    Investment valuation
      reserve                  $  --       $  --          $  --       $   --
December 31, 1995
  Fixed maturities:
    Investment valuation
     reserve                   $  --       $  --          $  --       $   --
December 31, 1994(1)
  Fixed maturities:
    Investment valuation
      reserve                  $33,516     $  --          $33,516     $   --

   1 Investment valuation reserve balance was eliminated upon adoption of SFAS No. 115 as of January 1, 1994.